UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

_____

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

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New Jersey	**21-0398280**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 King Street
P.O. Box 231
Wilmington, DE 19899
(202) 872-2000
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

_____

Securities to be registered pursuant to Section 12(b) of the Act:

None

_____

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $3 per share
(Title of class)

Explanatory Note

     Atlantic City Electric Company, a subsidiary of Pepco Holdings, Inc., meets the conditions set forth in General Instruction I(1)(a) and I(1)(b) of Form 10-K. In accordance with Securities and Exchange Commission guidelines, this Registration Statement on Form 10 omits the disclosure items that correspond to the disclosure items that ACE is permitted to omit from a Form 10-K pursuant to General Instruction I(1)(a) and I(1)(b).

ITEM 1. BUSINESS

Atlantic City Electric Company (ACE) is primarily engaged in the transmission and distribution of electricity in a service territory consisting of Gloucester, Camden, Burlington, Ocean, Atlantic, Cape May, Cumberland and Salem counties in southern New Jersey. ACE was incorporated in New Jersey in 1924. ACE is a wholly owned subsidiary of Conectiv, which is wholly owned by Pepco Holdings, Inc. (PHI or Pepco Holdings). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and ACE and certain activities of ACE are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) under PUHCA 2005.

ACE is responsible for the delivery of electricity in its service territory. ACE also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive supplier, which is referred to in New Jersey as basic generation service (BGS). ACE's service territory covers 2,700 square miles and has a population of 1.0 million people. As of December 31, 2006, ACE delivered electricity to 539,000 customers in its service territory, as compared to 532,000 customers as of December 31, 2005. In 2006, ACE delivered a total of 9,931,000 megawatt hours of electricity to its customers, of which 43% was delivered to residential customers, 44% was delivered to commercial customers and 13% was delivered to industrial customers. In 2005, ACE delivered 10,080,000 megawatt hours of electricity to its customers, of which 44% was delivered to residential customers, 43% was delivered to commercial customers, and 13% was delivered to industrial customers.

Historically, electric utilities, including ACE, were vertically integrated businesses that generated all or a substantial portion of the electric power supply that they delivered to customers in their service territories over their own distribution facilities. Customers were charged a bundled rate approved by the applicable regulatory authority that covered both the supply and delivery components of the retail electric service. However, legislative and regulatory actions in ACE's service territory have resulted in the "unbundling" of the supply and delivery components of retail electric service and in the opening of the supply component to competition from non-regulated providers. Accordingly, while ACE continues to be responsible for the distribution of electricity in its service territory, as the result of deregulation, customers in its service territory now are permitted to choose their electricity supplier from among a number of non-regulated, competitive suppliers. Customers who do not choose a competitive supplier receive Default Electricity Supply on terms that vary depending on the service territory.

Each of New Jersey's electric distribution companies, including ACE, jointly procure the supply to meet their respective BGS obligations from competitive suppliers selected through auctions authorized by the NJBPU for New Jersey's total BGS requirements. The winning bidders in the auction are required to supply a specified portion of the BGS customer load with full requirements service, consisting of power supply and transmission service. ACE is paid tariff rates established by the NJBPU that compensate it for the cost of obtaining the BGS from competitive suppliers. ACE does not make any profit or incur any loss on the supply component of the BGS it provides to customers.

ACE is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both BGS customers and customers in its service territory who have selected another energy supplier.   ACE sales to BGS customers represented 78% of total sales (measured by megawatt hours) for the twelve months ended December 31, 2006 and 2005.

The transmission facilities owned by ACE are interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid over which electricity is transmitted throughout the eastern United States. FERC has designated a number of regional transmission organizations to coordinate the operation and planning of portions of the interstate transmission grid. ACE is a member of the PJM Regional Transmission Organization. PJM Interconnection, LLC (PJM) provides transmission planning functions and acts as the independent system operator for the PJM Regional Transmission Organization. In this capacity, PJM coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. FERC has designated PJM as the sole provider of transmission service in the PJM region. Any entity that wishes to have electricity delivered at any point in the PJM region must obtain transmission services from PJM at rates approved by FERC. In accordance with FERC rules, ACE and the other transmission-owning utilities in the region make their transmission facilities available to PJM and PJM directs and controls the operation of these transmission facilities. In return for the use of their transmission facilities, PJM pays the transmission owners fees approved by FERC.

In September 2006, 2006, ACE sold its 2.47% undivided interest in the Keystone electric generating facility and its 3.83% undivided interest in the Conemaugh electric generating facility (with a combined generating capacity of 108 megawatts). In February 2007, ACE sold its B.L. England generating facility (with a generating capacity of 447 megawatts). ACE has several contracts with non-utility generators (NUGS) under which ACE purchased 3.8 million megawatt hours of power in 2006. ACE sells the electricity purchased under the NUGS contracts in the wholesale market administered by PJM. During 2006, ACE's generation and wholesale electricity sales operations produced approximately 26% of ACE's operating revenue, of which approximately 32% was produced by the B.L. England, Keystone and Conemaugh facilities.

In 2001, ACE established Atlantic City Electric Transition Funding L.L.C. (ACE Funding) solely for the purpose of securitizing authorized portions of ACE's recoverable stranded costs through the issuance and sale of bonds (Transition Bonds). The proceeds of the sale of each series of Transition Bonds have been transferred to ACE in exchange for the transfer by ACE to ACE Funding of the right to collect a non-bypassable transition bond charge from ACE customers pursuant to bondable stranded costs rate orders issued by the NJBPU in an amount sufficient to fund the principal and interest payments on the Transition Bonds and related taxes, expenses and fees (Bondable Transition Property). The assets of ACE Funding, including the Bondable Transition Property, and the Transition Bond charges collected from ACE's customers, are not available to creditors of ACE. The holders of Transition Bonds have recourse only to the assets of ACE Funding.

Seasonality

ACE's business is seasonal and weather patterns can have a material impact on operating performance. In the region served by ACE, demand for electricity is generally higher in the summer months associated with cooling and in the winter months associated with heating, as compared to other times of the year. Historically, ACE's operations have generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

Regulation

ACE's retail operations, including the rates it is permitted to charge customers for the delivery of electricity and natural gas, are subject to regulation by governmental agencies in the jurisdiction in which it provides utility service. ACE's electricity delivery operations are regulated by the NJBPU. ACE's wholesale and transmission operations for electricity are regulated by FERC.

Employees

At December 31, 2006, ACE had 588 employees, 431 of which are covered by collective bargaining agreements with various locals of the International Brotherhood of Electrical Workers.

Environmental Matters

ACE is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. ACE may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices.

Hazardous Substance Regulation

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), authorizes the EPA, and comparable state laws authorize state environmental authorities, to issue orders and bring enforcement actions to compel responsible parties to investigate and take remedial actions at any site that is determined to present an actual or potential threat to human health or the environment because of an actual or threatened release of one or more hazardous substances. Parties that generated or transported hazardous substances to such sites, as well as the owners and operators of such sites, may be deemed liable under CERCLA or comparable state laws. For a discussion of certain environmental proceedings, see Item 8. "Legal Proceedings."

ITEM 1A. RISK FACTORS

The business of ACE is subject to numerous risks and uncertainties, including the events or conditions identified below. The occurrence of one or more of these events or conditions could have an adverse effect on the business of ACE, including, depending on the circumstances, its financial condition, results of operations and cash flows.

ACE is a public utility that is subject to substantial governmental regulation, and unfavorable regulatory treatment could have a negative affect.

ACE's utility business is subject to regulation by various federal, state and local regulatory agencies that significantly affects its operations. ACE's operations are regulated in New Jersey by the NJBPU with respect to, among other things, the rates it can charge retail customers for the supply and distribution of electricity. In addition, the rates that ACE can charge for electricity transmission are regulated by FERC. ACE cannot change supply, distribution or transmission rates without approval by the applicable regulatory authority. While the approved distribution and transmission rates are intended to permit ACE to recover its costs of service and earn a reasonable rate of return, ACE's profitability is affected by the rates it is able to charge. In addition, if the costs incurred by ACE in operating its transmission and distribution facilities exceed the allowed amounts for costs included in the approved rates, ACE's financial results will be adversely affected.

ACE also is required to have numerous permits, approvals and certificates from governmental agencies that regulate its business. ACE believes that it has obtained or sought renewal of the material permits, approvals and certificates necessary for its existing operations and that its business is conducted in accordance with applicable laws; however, ACE is unable to predict the impact of future regulatory activities of any of these agencies on its business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require ACE to incur additional expenses or to change the way it conducts its operations.

The operating results of ACE fluctuate on a seasonal basis and can be adversely affected by changes in weather.

ACE's electric utility business is seasonal and weather patterns can have a material impact on its operating performance. Demand for electricity is generally greater in the summer months associated with cooling and in the winter months associated with heating as compared to other times of the year. Accordingly, ACE historically has generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

ACE's facilities may not operate as planned or may require significant maintenance expenditures, which could decrease its revenues or increase its expenses.

Operation of transmission and distribution facilities involves many risks, including the breakdown or failure of equipment, accidents, labor disputes and performance below expected levels. Older facilities and equipment, even if maintained in accordance with sound engineering practices, may require significant capital expenditures for additions or upgrades to keep them operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Natural disasters and weather-related incidents, including tornadoes, hurricanes and snow and ice storms, also can disrupt transmission and distribution delivery systems. Operation of transmission and distribution facilities below expected capacity levels can reduce revenues and result in the incurrence of additional expenses that may not be recoverable from customers or through insurance. Furthermore, if ACE is unable to perform its contractual obligations for any of these reasons, it may incur penalties or damages.

ACE's transmission facilities are interconnected with the facilities of other transmission facility owners whose actions could have a negative impact on ACE's operations.

The electricity transmission facilities of ACE are directly interconnected with the transmission facilities of contiguous utilities and, as such, are part of an interstate power transmission grid. FERC has designated a number of regional transmission operators to coordinate the operation of portions of the interstate transmission grid. ACE is a member of PJM, which is the regional transmission operator that coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. ACE operates its transmission facilities under the direction and control of PJM. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other regional transmission operators may not always be adequate to prevent problems at other utilities from causing service interruptions in the transmission facilities of ACE. If ACE were to suffer such a service interruption, it could have a negative impact on its business.

The cost of compliance with environmental laws is significant and new environmental laws may increase ACE's expenses.

ACE's operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to spill prevention, waste management, natural resources, site remediation, and health and safety. These laws and regulations require ACE to make significant expenditures to, among other things, meet emissions standards, conduct site remediation and perform environmental monitoring. If ACE fails to comply with applicable environmental laws and regulations, even if caused by factors beyond its control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

In addition, ACE is required to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval, or if ACE fails to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on ACE's operations or require it to incur significant additional costs. ACE's current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Failure to retain and attract key skilled professional and technical employees could have an adverse effect on ACE's operations.

The ability of ACE to implement its business strategy is dependent on its ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high and the inability to retain and attract these employees could adversely affect the company's business, operations, and financial condition.

Changes in technology may adversely affect ACE's electricity delivery businesses.

Increased conservation efforts and advances in technology could reduce demand for electricity supply and distribution, which could adversely affect ACE's business. Changes in technology also could alter the channels through which retail electric customers buy electricity, which could adversely affect ACE's business.

ACE's business operations could be adversely affected by terrorism.

The threat of, or actual acts of, terrorism may affect ACE's operations in unpredictable ways and may cause changes in the insurance markets, force ACE to increase security measures and cause disruptions of fuel supplies and markets. If any of ACE's infrastructure facilities, such as its fuel storage, transmission or distribution facilities, were to be a direct target or an indirect casualty of an act of terrorism, its operations could be adversely affected. Corresponding instability in the financial markets as a result of terrorism also could affect the ability of ACE to raise needed capital.

ACE's insurance coverage may not be sufficient to cover all casualty losses that it might incur.

ACE currently has insurance coverage for its facilities and operations in amounts and with deductibles that it considers appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

ACE's revenues, profits and cash flows may be adversely affected by economic conditions.

Periods of slowed economic activity generally result in decreased demand for power, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for ACE.

ACE is dependent on its ability to successfully access capital markets. An inability to access capital may adversely affect its business.

ACE relies on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy its capital requirements not satisfied by the cash flow from its operations. Capital market disruptions, or a downgrade in ACE's credit ratings, would increase the cost of borrowing or could adversely affect its ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

- recession or an economic slowdown;
- the bankruptcy of one or more energy companies;
- significant increases in the prices for oil or other fuel;
- a terrorist attack or threatened attacks; or
- a significant transmission failure.

Energy companies are subject to adverse publicity, which may render ACE vulnerable to negative regulatory and litigation outcomes.

The energy sector has been among the sectors of the economy that have been the subject of highly publicized allegations of misconduct in recent years. In addition, many utility companies have been publicly criticized for their performance during recent natural disasters and weather related incidents. Adverse publicity of this nature may render legislatures, regulatory authorities, and other government officials less likely to view energy companies such as ACE in a favorable light and may cause ACE to be susceptible to adverse outcomes with respect to decisions by such bodies.

Because ACE is an indirect, wholly owned subsidiary of PHI, PHI can exercise substantial control over its dividend policy and business and operations.

All of the members of ACE's board of directors, as well as many of ACE's executive officers, are officers of PHI. Among other decisions, ACE's board is responsible for decisions regarding payment of dividends, financing and capital raising activities, and acquisition and disposition of assets. Within the limitations of applicable law, and subject to the financial covenants under ACE's outstanding debt instruments, ACE's board of directors will base its decisions concerning the amount and timing of dividends, and other business decisions, on ACE's earnings, cash flow and capital structure, but may also take into account the business plans and financial requirements of PHI and its other subsidiaries.

Forward Looking Statements

Some of the statements contained in this registration statement on Form 10 are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding ACE's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause ACE or ACE's industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond ACE's control and may cause actual results to differ materially from those contained in forward-looking statements:

- Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition;

- Changes in and compliance with environmental and safety laws and policies;

- Weather conditions;

- Population growth rates and demographic patterns;

- General economic conditions, including potential negative impacts resulting from an economic downturn;

- Growth in demand, sales and capacity to fulfill demand;

- Changes in tax rates or policies or in rates of inflation;

- Changes in project costs;

- Unanticipated changes in operating expenses and capital expenditures;

- The ability to obtain funding in the capital markets on favorable terms;

- Restrictions imposed by federal and/or state regulatory commissions;

- Legal and administrative proceedings (whether civil or criminal) and settlements that influence ACE's business and profitability;

- Volatility in market demand and prices for electricity;

- Interest rate fluctuations and credit market concerns; and

- Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as to the date of this registration statement and ACE undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of anticipated events. New factors emerge from time to time, and it is not possible for ACE to predict all of such factors, nor can ACE assess the impact of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

The foregoing review of factors should not be construed as exhaustive.

Item 2. Financial Information

SELECTED FINANCIAL DATA

Information for this item is not required as ACE is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discontinued Operations

On September 1, 2006, ACE completed the sale of its interests in the Keystone and Conemaugh generating facilities from which it realized proceeds of approximately $175.4 million. Approximately $81.3 million of the net gain from the sale has been used to offset the remaining regulatory asset balance, which ACE has been recovering in rates, and approximately $49.8 million of the net gain is being returned to ratepayers over a 33-month period as a credit on their bills, which began during the October 2006 billing period. The balance to be repaid to customers was $48.4 million as of December 31, 2006.

On February 8, 2007, ACE completed the sale of the B.L. England generating facility for $9.0 million, subject to an adjustment based on a post-closing 60-day true-up for applicable items not known at the time of the closing. In addition, ACE and the buyer have agreed to arbitration concerning whether the buyer must pay to ACE, as part of the purchase price, an additional $3.1 million remaining in dispute.

The sale of B.L. England will not affect the stranded costs associated with the plant that already have been securitized. ACE anticipates that approximately $9 million to $10 million of additional regulatory assets related to B.L. England may, subject to NJBPU approval, be eligible for recovery as stranded costs.

B.L. England comprised a significant component of ACE's generation operations and its potential sale required "discontinued operations" presentation under Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," on ACE's Consolidated Statements of Earnings for the years ended December 31, 2006, 2005, and 2004. The operations of Keystone and Conemaugh are also reflected as "discontinued operations" for each period presented. Additionally, B.L. England's assets and liabilities are reflected as "held for sale" on ACE's Consolidated Balance Sheet at December 31, 2006.

The following table summarizes information related to the discontinued operations for the years presented (millions of dollars):

	2006	2005	2004
Operating Revenue	$113.7	$170.3	$119.9
Income Before Income Tax Expense and Extraordinary Item	$ 4.4	$ 5.2	$ 4.8
Net Income	$ 2.6	$ 3.1	$ 2.9

Results of Operations

The following results of operations discussion are for the year ended December 31, 2006 compared to the year ended December 31, 2005. ACE is filing this registration statement on Form 10 with a reduced disclosure format as described above under the heading "Explanatory Note." Accordingly, a discussion of ACE's liquidity and capital resources, which otherwise would be required, has been omitted. All amounts in the tables (except sales and customers) are in millions.

Operating Revenue

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Regulated T&D Electric Revenue	$ 345.6	$ 355.2	$ (9.6)
Default Supply Revenue	1,014.0	976.7	37.3
Other Electric Revenue	13.7	18.2	(4.5)
Total Operating Revenue	$ 1,373.3	$ 1,350.1	$ 23.2

The table above shows the amount of Operating Revenue earned that is subject to price regulation (Regulated Transmission and Distribution (T&D) Electric Revenue and Default Supply Revenue) and that which is not subject to price regulation (Other Electric Revenue). Regulated T&D Electric Revenue consists of the revenue ACE receives for delivery of electricity to its customers for which service ACE is paid regulated rates. Default Supply Revenue is the revenue received by ACE for providing Default Electricity Supply. The costs related to the supply of electricity are included in Fuel and Purchased Energy expense. Also included in Default Supply Revenue is revenue from NUGS, transition bond charges (TBC), market transition charges and other restructuring related revenues (see Deferred Electric Service Costs). Other Electric Revenue includes revenue for work and services performed on behalf of customers including other utilities that is not subject to price regulation. Work and services includes mutual assistance to other utilities, highway relocation, rents, late payments, and collection fees.

Regulated T&D Electric

Regulated T&D Electric Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 168.5	$ 175.8	$(7.3)
Commercial	107.2	108.5	(1.3)
Industrial	15.1	16.1	(1.0)
Other (Includes PJM)	54.8	54.8	-
Total Regulated T&D Electric Revenue	$ 345.6	$ 355.2	$(9.6)

Regulated T&D Electric Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	4,275	4,444	(169)
Commercial	4,389	4,366	23
Industrial	1,220	1,224	(4)
Other	47	46	1
Total Regulated T&D Electric Sales	9,931	10,080	(149)

Regulated T&D Electric Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	474	468	6
Commercial	63	62	1
Industrial	1	1	-
Other	1	1	-
Total Regulated T&D Electric Customers	539	532	7

Regulated T&D Electric Revenue decreased by $9.6 million primarily due to the following: (i) $11.9 million decrease due to lower weather-related sales, the result of a 17% decrease in the daily difference in degrees by which the mean (high and low divided by 2) dry bulb temperature is below a base of 65 degrees Fahrenheit (Heating Degree Days) and 12% decrease in the daily difference in degrees by which the mean (high and low divided by two) dry bulb temperature is above a base of 65 degrees Fahrenheit (Cooling Degree Days) in 2006, and (ii) $4.9 million decrease due to differences in consumption among the various customer rate classes, partially offset by (iii) $4.0 million increase due to an adjustment for estimated unbilled revenue in the second quarter 2005, primarily reflecting higher estimated power line losses, and (iv) $3.4 million increase due to customer growth of 1.3%.

Default Electricity Supply

Default Supply Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 420.5	$ 367.8	$ 52.7
Commercial	333.8	278.7	55.1
Industrial	52.8	46.2	6.6
Other (Includes PJM)	206.9	284.0	(77.1)
Total Default Supply Revenue	$1,014.0	$ 976.7	$ 37.3

Default Electricity Supply Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	4,275	4,456	(181)
Commercial	3,167	3,028	139
Industrial	396	338	58
Other	47	46	1
Total Default Electricity Supply Sales	7,885	7,868	17

Default Electricity Supply Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	474	467	7
Commercial	63	62	1
Industrial	1	1	-
Other	1	1	-
Total Default Electricity Supply Customers	539	531	8

Default Supply Revenue increased by $37.3 million primarily due to the following: (i) $114.1 million in higher retail energy rates, primarily resulting from new market based BGS increases in New Jersey (partially offset in Fuel and Purchased Energy expense), (ii) $10.8 million increase due to higher Default Electricity Supply sales in 2006, (iii) $8.9 million increase in sales due to customer growth, the result of a 1.5% increase in 2006, (iv) $7.9 million increase due to an adjustment for estimated unbilled revenue in the second quarter of 2005, primarily reflecting higher estimated power line losses, partially offset by (v) $85.5 million decrease in wholesale energy revenues from sales of generated and purchased energy (included in Other) due to lower market prices and lower sales in 2006, and (vi) $23.6 million decrease due to weather-related sales, the result of a 17% decrease in Heating Degree Days and 12% decrease in Cooling Degree Days in 2006.

For the years ended December 31, 2006 and 2005, ACE's customers served energy by ACE represented 78% of ACE's total sales.

Operating Expenses

    Fuel and Purchased Energy

Fuel and Purchased Energy associated with Default Electricity Supply sales increased by $73.3 million to $924.2 million in 2006, from $850.9 million in 2005. This increase is primarily due to (i) $111.1 million increase in average energy costs, the result of higher cost supply contracts in June 2006 and 2005, partially offset by (ii) $34.8 million decrease in other sales and rate variances primarily due to weather and customer usage (partially offset in Default Supply Revenue).

    Other Operation and Maintenance

Other Operation and Maintenance expenses decreased by $6.8 million to $147.7 million in 2006 from $154.5 million in 2005. The decrease was primarily due to a $3.2 million decrease in corporate allocations and a $2.9 million decrease due to a workers' compensation adjustment.

Depreciation and Amortization

Depreciation and Amortization expenses decreased by $10.9 million to $111.3 million in 2006, from $122.2 million in 2005. The decrease is primarily due to (i) $7.7 million lower depreciation due to a change in depreciation technique and rates resulting from a 2005 final rate order issued by the NJBPU.

Deferred Electric Service Costs

Deferred Electric Service Costs decreased by $41.6 million to $15.0 million in 2006, from $56.6 million in 2005. The $41.6 million decrease represents (i) $35.9 million net under-recovery associated with New Jersey BGS, NUGS, market transition charges and other restructuring items and (ii) $5.7 million in regulatory disallowances (net of amounts previously reserved) associated with the April 2005 NJBPU settlement agreement. At December 31, 2006, ACE's balance sheet included as a regulatory liability an over-recovery of $164.9 million with respect primarily to these items, which is net of a $46.0 million reserve for items disallowed by the NJBPU in a ruling that is under appeal. The $164.9 million regulatory liability also includes an $81.3 million gain related to the September 1, 2006, sale of ACE's interests in Keystone and Conemaugh.

Other Income (Expenses)

Other expenses increased by $8.1 million to a net expense of $59.1 million in 2006, from a net expense of $51.0 million in 2005. The increase is primarily due to (i) $4.2 million increase in interest expense related to ACE's deferred electric service costs regulated liability, and (ii) $2.8 million increase due to the Contribution in Aid of Construction tax gross up.

Income Tax Expense

ACE's effective tax rate, excluding discontinued operations, for the year ended December 31, 2006, was 35% as compared to the federal statutory rate of 35%. The effects of state income taxes (net of federal benefit) were offset by changes in estimates related to tax liabilities of prior tax years subject to audit (which is the primary reason for the decrease in the effective rate as compared to 2005) and the flow-through of deferred investment tax credits.

ACE's effective tax rate, before extraordinary item and excluding discontinued operations for the year ended December 31, 2005, was 45% as compared to the federal statutory rate of 35%. The major reasons for this difference were state income taxes (net of federal benefit), the flow-through of certain book tax depreciation differences and changes in estimates related to tax liabilities of prior tax years subject to audit (primarily due to the mixed service cost issue under Internal Revenue Service Rule 2005-53), partially offset by the flow-through of deferred investment tax credits.

Extraordinary Item

As a result of the April 2005 settlement of ACE's electric distribution rate case, ACE reversed $15.2 million in accruals related to certain deferred costs that are now deemed recoverable. The after-tax credit to income of $9.0 million is classified as an extraordinary gain in the 2005 financial statements since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

ACE's debt is subject to the risk of fluctuating interest rates in the normal course of business. ACE manages interest rates through the use of fixed, and to a lesser extent, variable rate debt. The effect of a hypothetical 10% change in interest rates on the annual interest costs for short-term debt and variable rate debt was approximately $.3 million as of December 31, 2006.

ITEM 3. PROPERTIES

At December 31, 2006, ACE's electric transmission and distribution system consisted of approximately 1,100 transmission circuit miles of overhead lines, 10 transmission circuit miles of underground cables, 7,400 distribution circuit miles of overhead lines, and 2,600 distribution circuit miles of underground cables.

Substantially all of the transmission and distribution property, plant and equipment owned by ACE is subject to the liens of the mortgages under which ACE issues first mortgage bonds. See Note 7 to ACE's Consolidated Financial Statements for the year ended December 31, 2006 included in Item 13. "Financial Statements and Supplementary Data."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information for this item is not required because ACE is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Information for this item is not required because ACE is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 6. EXECUTIVE COMPENSATION

Information for this item is not required because ACE is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information for this item is not required because ACE is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."

ITEM 8. LEGAL PROCEEDINGS

General Litigation

ACE is a party to various legal proceedings arising in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, ACE does not expect that these proceedings will have a material effect upon its financial condition or results of operations.

Environmental Litigation

ACE is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including solid and hazardous waste disposal and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. ACE may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from ACE customers, environmental clean-up costs incurred by ACE would be included in its cost of service for ratemaking purposes.

In November 1991, the NJDEP identified ACE as a potentially responsible party (PRP) at the Delilah Road Landfill site in Egg Harbor Township, New Jersey. In 1993, ACE, along with other PRPs, signed an ACO with the NJDEP to remediate the site. The soil cap remedy for the site has been completed and the NJDEP conditionally approved the report submitted by the parties on the implementation of the remedy in January 2003. In March 2004, the NJDEP approved a Ground Water Sampling and Analysis Plan. Positive results of groundwater monitoring events have resulted in a reduced level of groundwater monitoring. In August 2006, the NJDEP issued a No Further Action (NFA) Letter and Covenant Not to Sue for the site. Among other things, the NFA requires the PRPs to monitor the effectiveness of institutional (deed restriction) and engineering (cap) controls at the site every two years and to continue groundwater monitoring. In March 2003, the EPA demanded from the PRP group reimbursement for the EPA's past costs at the site, totaling $168,789. The PRP group objected to the demand for certain costs, but agreed to reimburse the EPA approximately $19,000. Based on information currently available, ACE anticipates that its share of additional cost associated with this site will be approximately $555,000 to $600,000. ACE believes that its liability for post-remedy operation and maintenance costs will not have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

All of the outstanding ACE common stock is owned by Conectiv, a wholly owned subsidiary of Pepco Holdings, and accordingly there is no public market for ACE's common stock. As of the date of this registration statement, there are no shares of ACE common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, ACE common stock. No shares of ACE common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the Securities Act).

The table below presents the aggregate amount of common stock dividends paid by ACE to Conectiv during the periods indicated.

Period	Aggregate Dividends
2006:	
First Quarter	$ 19,000,000
Second Quarter	-
Third Quarter	75,000,000
Fourth Quarter	15,000,000
	$109,000,000
2005:	
First Quarter	$ 7,348,000
Second Quarter	40,539,000
Third Quarter	-
Fourth Quarter	48,000,000
	$ 95,887,000

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On August 20, 2004 (the Closing Date), ACE completed a tax-exempt bond financing in which The Pollution Control Financing Authority of Salem County (Salem) issued and sold $23,150,000 aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Atlantic City Electric Project) Series 2004A and The Pollution Control Authority of Cape May County (Cape May) issued and sold $25,000,000 and $6,500,000 aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Atlantic City Electric Project) Series 2004A (the Cape May 2004A Bonds) and Pollution Control Revenue Refunding Bonds (Atlantic City Electric Project) Series 2004B (the Cape May 2004B Bonds and together with the Salem Bonds and the Cape May 2004A Bonds, the Salem/Cape May Bonds), respectively. The entire $54,650,000 of proceeds were, in turn, loaned to ACE pursuant to Pollution Control Facilities Loan Agreements, each dated as of August 1, 2004, between each of Salem and Cape May and ACE (collectively, the Loan Agreements). The Salem Bonds mature on June 1, 2029, and the Cape May 2004A Bonds and the Cape May 2004B Bonds mature on November 1, 2029. Each series of Salem/Cape May Bonds bears interest at an auction rate, daily rate, weekly rate, flexible rate, or term rate, as determined from time to time by ACE. ACE's payment obligations under the Loan Agreements correspond to the payments of principal, premium, if any, and interest when and as due on the each series of the Salem/Cape May Bonds.

The regularly scheduled payments of principal and interest on each series of the Salem/Cape May Bonds are insured by financial guaranty insurance policies issued by Ambac Assurance Corporation (Ambac) pursuant to Insurance Agreements, dated as of August 1, 2004, between Ambac and ACE (collectively, the Insurance Agreements). In order to secure its obligations to Ambac under the Insurance Agreements, ACE on the Closing Date issued to Ambac $23,150,000 in aggregate principal amount of its Senior Notes, Salem Series 2004A due June 1, 2029 (the Salem Senior Notes), $25,000,000 in aggregate principal amount of its Senior Notes, Cape May Series 2004A due November 1, 2029 (the Cape May 2004A Senior Notes) and $6,500,000 in aggregate principal amount of its Senior Notes, Cape May Series 2004B due November 1, 2029 (the Cape May 2004B Senior Notes and together with the Salem Senior Notes and the Cape May 2004A Senior Notes, the Senior Notes). To the extent the issuance of Senior Notes by ACE constitutes a sale under the Securities Act, the offer and sale of the Senior Notes qualifies as an exempt transaction under Section 4(2). Payment by ACE of its obligations under each Loan Agreement discharges the corresponding payment obligations on the applicable series of Senior Notes. Each series of Senior Notes was issued under the Indenture, dated as of April 1, 2004 (the Senior Indenture), between ACE and The Bank of New York, as trustee (the Trustee). Simultaneously with the issuance of the Senior Notes, ACE issued and delivered to the Trustee, for the benefit of the holders of the Senior Notes in order to secure ACE's obligations under the Senior Notes, $23,150,000 in aggregate principal amount of its First Mortgage Bonds, Salem Collateral Series 2004A due June 1, 2029 (the Salem Collateral Bonds), $25,000,000 in aggregate principal amount of its First Mortgage Bonds, Cape May Collateral Series 2004A due November 1, 2029 (the Cape May 2004A Collateral Bonds) and $6,500,000 in aggregate principal amount of its First Mortgage Bonds, Cape May Collateral Series 2004B due November 1, 2029 (the Cape May 2004B Collateral Bonds and together with the Salem Collateral Bonds and the Cape May 2004A Collateral Bonds, the Collateral Bonds). Each series of Collateral Bonds was issued under the Mortgage and Deed of Trust, dated January 15, 1937, between ACE and The Bank of New York, as trustee (as successor in such capacity to Irving Trust Company), as amended and supplemented (the Mortgage), including pursuant to the Supplemental Indenture, dated as of August 10, 2004 (the Supplemental Indenture), relating to the issuance of each series of Collateral Bonds. Payment or deemed payment by ACE of its obligations under each series of Senior Notes discharges the corresponding payment obligations on the applicable series of Collateral Bonds. In accordance with the terms of the Senior Indenture, on the release date each series of Collateral Bondswill cease to secure the applicable series of Senior Notes and each series of Senior Notes will become ACE's general unsecured obligations and rank on a parity with ACE's other unsecured and unsubordinated indebtedness.

On March 15, 2006, ACE sold for cash to certain institutional buyers $105,000,000 in aggregate principal amount of its senior notes, 5.80% series due March 1, 2036. The senior notes were offered and sold without registration under the Securities Act, in reliance on the exemption afforded by Section 4(2). The senior notes were issued under the Senior Indenture. Simultaneously with the issuance of the senior notes, ACE issued and delivered to the Trustee, for the benefit of the holders of the senior notes in order to secure ACE's obligations under the senior notes, $105,000,000 in aggregate principal amount of first mortgage bonds, 5.80% collateral series due March 1, 2036 (the Collateral Bonds due 2036). The Collateral Bonds due 2036 were issued under the Mortgage, as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of March 8, 2006, relating to the issuance of the Collateral Bonds due 2036. In accordance with the terms of the Senior Indenture, on the release date the Collateral Bonds will cease to secure the senior notes and the senior notes will become ACE's general unsecured obligations and rank on a parity with ACE's other unsecured and unsubordinated indebtedness.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Authorized and Outstanding Shares

Under its certificate of incorporation, ACE authorized to issue up to (i) 25,000,000 shares of common stock, par value of $3 per share, (ii) 799,979 shares of cumulative preferred stock, par value $100 per share, (iii) 2,000,000 shares of no par preferred stock, no par value per share, and (iv) 3,000,000 shares of preference stock, no par value per share. As of December 31, 2006, 8,546,017 shares of common stock were outstanding, 62,145 shares of cumulative preferred stock of various series were outstanding and no shares of no par preferred stock and preference stock were outstanding. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividend Rights

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to such dividends as may be declared from time to time by ACE's Board of Directors. ACE may pay dividends on the common stock from any funds, property or shares legally available for this purpose.

Voting Rights and Cumulative Voting

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights

The holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of ACE.

Liquidation Rights

In the event ACE is liquidated, dissolved or wound up, after payment (or making provision for payment) of ACE's debts and liabilities and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of common stock are entitled to receive the balance of our remaining assets, if any.

Transfer Agent and Registrar

Pepco Holdings serves as a transfer agent and registrar for the ACE common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

In accordance with Section 14A:2-7 of New Jersey Business Corporation Act (NJBCA), Article VI of ACE's Restated Certificate of Incorporation provides that any person who is or was a director or officer of the corporation shall not be personally liable to the corporation or its shareholders for any breach of duty owed to the corporation or its shareholders, but excluding any breach of duty based upon an act (i) not in good faith or involving a knowing violation of law or (ii) resulting in receipt by such person of an improper personal benefit.

Section 14A:3-5 of the NJBCA generally provides that a corporation may indemnify its directors and officers against expenses and liabilities in any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding which involves the director or officer in his or her capacity as such, other than a proceeding by or in the right of a corporation, if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, (ii) in a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify a director or officer against expenses incurred in connection with any proceeding brought by or in the right of the corporation which involves the director or officer in his or her capacity as such, if the director or officer acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted in an action by or in the right of the corporation if the corporate agent is adjudged to be liable to the corporation, unless the court in which the proceeding was brought shall have determined that indemnification is appropriate in light of the circumstances of the case. A corporation is required to indemnify a director or officer against expenses to the extent such person has been successful on the merits or otherwise in a proceeding, or in the defense of any claim, issue or matter therein.

Article VI of ACE's Amended and Restated Bylaws provides that ACE shall, to the fullest extent it shall have power under applicable law, indemnify any person who is or was made a party or is threatened to be made a party to any proceeding by reason of the fact that he or she is or was a director or officer of ACE. The indemnification in Article VI is not exclusive of any other right which a director or officer may have or acquire under any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise.

ACE is an indirect wholly owned subsidiary of PHI. To the extent that any of ACE's officers or directors are determined to be serving in such capacity at the direction of PHI, such person also may be entitled to indemnification under the Delaware General Corporation Law and/or the certificate of incorporation of PHI.

Pepco Holdings maintains a directors' and officers' liability policy, which provides coverage for liability and expenses incurred by its directors and officers and those of its subsidiaries, including ACE, by reason of any actual or alleged breach of duty, neglect, error, misstatement, misleading statement or omission actually or allegedly caused, committed or attempted by such directors or officers while acting in their capacity as such, or claimed against them solely by reason of their being directors or officers. The policy contains certain exclusions, including (i) dishonest, criminal or malicious acts or omissions, (ii) intentional fraud, (iii) self-dealing, (iv) dealing for self-enrichment, (v) knowing or intentional violations of a statute or regulation and (vi) claims brought on behalf of the corporation or any individual director (other than a derivative action brought by independent persons).

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Atlantic City Electric Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Atlantic City Electric Company (a wholly owned subsidiary of Pepco Holdings, Inc.) and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Washington, DC
March 1, 2007

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS

For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)			
Operating Revenue	$1,373.3	$1,350.1	$1,213.3
Operating Expenses			
Fuel and purchased energy	924.2	850.9	745.8
Other operation and maintenance	147.7	154.5	156.6
Depreciation and amortization	111.3	122.2	131.2
Other taxes	22.9	22.6	20.4
Deferred electric service costs	15.0	56.6	20.3
Gain on sales of assets	-	-	(14.7)
Total Operating Expenses	1,221.1	1,206.8	1,059.6
Operating Income	152.2	143.3	153.7
Other Income (Expenses)			
Interest and dividend income	2.3	1.9	.7
Interest expense	(63.7)	(58.9)	(60.7)
Other income	5.4	6.0	5.8
Other expense	(3.1)	-	-
Total Other Expenses	(59.1)	(51.0)	(54.2)
Income Before Income Tax Expense and Extraordinary Item	93.1	92.3	99.5
Income Tax Expense	33.0	41.2	40.7
Income from Continuing Operations	60.1	51.1	58.8
Discontinued Operations (Note 13)			
Income from operations (net of tax of $1.8 million, $2.1 million, and $1.9 million, respectively)	2.6	3.1	2.9
Income Before Extraordinary Item	62.7	54.2	61.7
Extraordinary Item (net of tax of $6.2 million)	-	9.0	-
Net Income	62.7	63.2	61.7
Dividends on Redeemable Serial Preferred Stock	.3	.3	.3
Earnings Available for Common Stock	$ 62.4	$ 62.9	$ 61.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2006	December 31, 2005
(Millions of dollars)		
CURRENT ASSETS		
Cash and cash equivalents	$ 5.5	$ 8.2
Restricted cash	9.0	11.5
Accounts receivable, less allowance for uncollectible accounts of $5.5 million and $5.2 million, respectively	163.0	206.0
Fuel, materials and supplies - at average cost	12.6	39.6
Prepayments of income taxes	54.5	-
Prepaid expenses and other	16.9	12.3
B.L. England assets held for sale	14.4	-
Total Current Assets	275.9	277.6
INVESTMENTS AND OTHER ASSETS		
Regulatory assets	857.5	910.4
Restricted funds held by trustee	17.5	11.1
Prepaid pension expense	11.7	8.0
Other	19.5	22.6
B.L. England assets held for sale	79.2	-
Total Investments and Other Assets	985.4	952.1
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	1,942.9	1,915.6
Accumulated depreciation	(599.1)	(585.3)
Net Property, Plant and Equipment	1,343.8	1,330.3
TOTAL ASSETS	$2,605.1	$2,560.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDER'S EQUITY	December 31, 2006	December 31, 2005
(Millions of dollars, except shares)		
CURRENT LIABILITIES		
Short-term debt	$ 23.8	$ 22.6
Current maturities of long-term debt	45.9	94.0
Accounts payable and accrued liabilities	110.3	182.2
Accounts payable to associated companies	27.3	38.3
Taxes accrued	8.5	75.8
Interest accrued	13.7	12.9
Other	38.1	37.3
Liabilities associated with B.L. England assets held for sale	.9	-
Total Current Liabilities	268.5	463.1
DEFERRED CREDITS		
Regulatory liabilities	360.2	206.3
Income taxes	441.0	432.5
Investment tax credits	14.9	16.5
Other postretirement benefit obligation	27.1	46.4
Other	14.0	20.2
Liabilities associated with B.L. England assets held for sale	78.6	-
Total Deferred Credits	935.8	721.9
LONG-TERM LIABILITIES		
Long-term debt	465.7	376.7
Transition Bonds issued by ACE Funding	464.4	494.3
Capital lease obligations	-	.2
Total Long-Term Liabilities	930.1	871.2
COMMITMENTS AND CONTINGENCIES (NOTE 11)		
REDEEMABLE SERIAL PREFERRED STOCK	6.2	6.2
SHAREHOLDER'S EQUITY		
Common stock, $3.00 par value, authorized 25,000,000 shares, 8,546,017 shares outstanding	25.6	25.6
Premium on stock and other capital contributions	306.9	293.4
Retained earnings	132.0	178.6
Total Shareholder's Equity	464.5	497.6
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,605.1	$2,560.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)			
OPERATING ACTIVITIES			
Net income	$ 62.7	$ 63.2	$ 61.7
Adjustments to reconcile net income to net cash from operating activities:			
Extraordinary item	-	(15.2)	-
Gain on sale of assets	-	-	(14.7)
Depreciation and amortization	111.3	122.2	131.2
Investment tax credit adjustments	(1.4)	(3.2)	(4.7)
Deferred income taxes	3.6	(77.4)	(18.4)
Other deferred charges	(9.0)	1.7	(6.5)
Other deferred credits	(.3)	.7	(5.0)
Other postretirement benefit obligations	2.7	1.7	1.1
Prepaid pension expense	4.8	(52.0)	6.9
Changes in:			
Accounts receivable	41.6	(29.6)	(.5)
Regulatory assets and liabilities	17.9	122.5	33.6
Material and supplies	9.8	(1.5)	(3.8)
Prepaid expenses	1.7	1.6	(.2)
Accounts payable and accrued liabilities	(105.5)	129.4	(12.2)
Interest and taxes accrued	(119.2)	55.0	1.4
Net Cash From Operating Activities	20.7	319.1	169.9
INVESTING ACTIVITIES			
Investment in property, plant and equipment	(108.3)	(117.2)	(160.2)
Proceeds from/changes in:			
Proceeds from sale of other assets	177.0	-	11.0
Change in restricted cash	2.4	2.2	1.5
Net other investing activities	-	(.5)	-
Net Cash From (Used By) Investing Activities	71.1	(115.5)	(147.7)
FINANCING ACTIVITIES			
Common stock repurchased	-	-	(67.6)
Dividends paid to Pepco Holdings	(109.0)	(95.9)	(10.6)
Dividends paid on preferred stock	(.3)	(.3)	(.3)
Redemption of debentures issued to financing trust	-	-	(25.0)
Issuances of long-term debt	105.0	-	174.7
Redemptions of long-term debt	(94.0)	(68.1)	(229.1)
Principal portion of capital lease payments	-	-	.2
Issuances (repayments) of short-term debt, net	1.2	(32.7)	32.7
Net other financing activities	2.6	(2.7)	.2
Net Cash Used By Financing Activities	(94.5)	(199.7)	(124.8)
Net (Decrease) Increase In Cash and Cash Equivalents	(2.7)	3.9	(102.6)
Cash and Cash Equivalents at Beginning of Year	8.2	4.3	106.9
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5.5	$ 8.2	$ 4.3
NON-CASH ACTIVITIES			
Excess accumulated depreciation transferred to regulatory liabilities	$ -	$ 131.0	$ -
Capital contribution in respect of certain intercompany transactions	$ 13.5	$ -	$ 5.7
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest of $.8 million, $.8 million, and $1.2 million, respectively) and paid for income taxes:			
Interest	$ 60.2	$ 57.5	$ 60.7
Income taxes	$129.2	$ 73.6	$ 56.8

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Common Stock		Premium on Stock	Capital Stock Expense	Retained Earnings
	Shares	Par Value			
(Millions of dollars, except shares)					
BALANCE, DECEMBER 31, 2003	12,886,853	$38.7	$343.0	$ (.8)	$160.8
Net Income	-	-	-	-	61.7
Dividends:					
Preferred stock	-	-	-	-	(.3)
Common stock	-	-	-	-	(10.6)
Common stock repurchased	(4,340,836)	(13.1)	(54.7)	.2	-
Capital contribution	-	-	5.7	-	-
BALANCE, DECEMBER 31, 2004	8,546,017	$25.6	$294.0	$ (.6)	$211.6
Net Income	-	-	-	-	63.2
Dividends:					
Preferred stock	-	-	-	-	(.3)
Common stock	-	-	-	-	(95.9)
BALANCE, DECEMBER 31, 2005	8,546,017	$25.6	$294.0	$ (.6)	$178.6
Net Income	-	-	-	-	62.7
Dividends:					
Preferred stock	-	-	-	-	(.3)
Common stock	-	-	-	-	(109.0)
Capital contribution	-	-	13.5	-	-
BALANCE, DECEMBER 31, 2006	8,546,017	$25.6	$307.5	$ (.6)	$132.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ATLANTIC CITY ELECTRIC COMPANY

(1) ORGANIZATION

Atlantic City Electric Company (ACE) is engaged in the transmission and distribution of electricity in southern New Jersey. ACE's service territory covers 2,700 square miles and has a population of approximately 1.0 million. ACE provides Default Electricity Supply, which is the supply of electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive supplier. Default Electricity Supply is also known as Basic Generation Service (BGS). ACE is a wholly owned subsidiary of Conectiv, which is wholly owned by Pepco Holdings, Inc. (Pepco Holdings or PHI). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and ACE and certain activities of ACE are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) under PUHCA 2005.

As discussed in Note (11) Commitments and Contingencies, herein, in addition to its electricity transmission and distribution operations, during 2006 ACE owned a 2.47% undivided interest in the Keystone electric generating facility, a 3.83% undivided interest in the Conemaugh electric generating facility (with a combined generating capacity of 108 megawatts), and also owned the B.L. England electric generating facility (with a generating capacity of 447 megawatts). On September 1, 2006, ACE sold its interests in the Keystone and Conemaugh generating facilities and on February 8, 2007, ACE completed the sale of the B.L. England generating facility.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The accompanying consolidated financial statements include the accounts of ACE and its wholly owned subsidiaries. All intercompany balances and transactions between subsidiaries have been eliminated. ACE uses the equity method to report investments, corporate joint ventures, partnerships, and affiliated companies where it holds a 20% to 50% voting interest and cannot exercise control over the operations and policies of the investee. Under the equity method, ACE records its interest in the entity as an investment in the accompanying Consolidated Balance Sheets, and its percentage share of the entity's earnings are recorded in the accompanying Consolidated Statements of Earnings. Additionally, individual interests in several jointly owned electric plants previously held by ACE, and certain transmission and other facilities currently held are consolidated in proportion to ACE's percentage interest in the facility.

In accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46R (Revised December 2003), entitled "Consolidation of Variable Interest Entities" (FIN 46R), ACE deconsolidated its trust preferred securities that had previously been consolidated. FIN 46R addresses conditions when an entity should be consolidated based upon variable interests rather than voting interests. For additional information regarding the impact of implementing FIN 46R, see the FIN 46R discussion later in this Note.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), such as compliance with Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties," requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Examples of significant estimates used by ACE include the assessment of contingencies, the calculation of future cash flows and fair value amounts for use in asset impairment evaluations, pension and other postretirement benefits assumptions, unbilled revenue calculations, the assessment of the probability of recovery of regulatory assets, and income tax-provisions and reserves. Additionally, ACE is subject to legal, regulatory, and other proceedings and claims that arise in the ordinary course of its business. ACE records an estimated liability for these proceedings and claims based upon the probable and reasonably estimable criteria contained in Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Although ACE believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results may differ significantly from these estimates.

<u>Change in Accounting Estimates</u>

During 2005, ACE recorded the impact of a reduction in estimated unbilled revenue, primarily reflecting an increase in the estimated amount of power line losses (estimates of electricity expected to be lost in the process of its transmission and distribution to customers). This change in accounting estimate reduced net earnings for the year ended December 31, 2005 by approximately $6.4 million.

<u>Revenue Recognition</u>

ACE recognizes revenue for the supply and delivery of electricity upon delivery to its customers, including amounts for services rendered, but not yet billed (unbilled revenue). ACE recorded amounts for unbilled revenue of $31.8 million and $42.0 million as of December 31, 2006 and December 31, 2005, respectively. These amounts are included in the "accounts receivable" line item in the accompanying Consolidated Balance Sheets. ACE calculates unbilled revenue using an output based methodology. This methodology is based on the supply of electricity or gas intended for distribution to customers. The unbilled revenue process requires management to make assumptions and judgments about input factors such as customer sales mix and estimated power line losses (estimates of electricity expected to be lost in the process of its transmission and distribution to customers), which are inherently uncertain and susceptible to change from period to period, the impact of which could be material.

The taxes related to the delivery of electricity to its customers are a component of ACE's tariffs and, as such, are billed to customers and recorded in Operating Revenues. Accruals for these taxes by ACE are recorded in Other Taxes. Excise tax related generally to the consumption of gasoline by ACE in the normal course of business is charged to operations, maintenance or construction, and is de minimis.

<u>Regulation of Power Delivery Operations</u>

Certain aspects of ACE's utility businesses are subject to regulation by the New Jersey Board of Public Utilities (NJBPU) and its wholesale operations are subject to regulation by FERC.

Based on the regulatory framework in which it has operated, ACE has historically applied, and in connection with its transmission and distribution business continues to apply, the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 allows regulated entities, in appropriate circumstances, to establish regulatory assets and to defer the income statement impact of certain costs that are expected to be recovered in future rates. Management's assessment of the probability of recovery of regulatory assets requires judgment and interpretation of laws, regulatory commission orders, and other factors. Should existing facts or circumstances change in the future to indicate that a regulatory asset is not probable of recovery, then the regulatory asset must be charged to earnings.

The components of ACE's regulatory asset balances at December 31, 2006 and 2005 are as follows:

	2006	2005
	(Millions of dollars)	
Securitized stranded costs	$773.0	$ 823.5
Deferred recoverable income taxes	18.1	16.1
Deferred debt extinguishment costs	15.3	16.6
Deferred other postretirement benefit costs	15.0	17.5
Unrecovered purchased power contract costs	11.1	12.2
Asset retirement cost	33.0	-
Other	25.0	24.5
Total regulatory assets	$890.5	$ 910.4
Less: B.L. England regulatory assets held for sale	33.0	-
Total regulatory assets per balance sheet	$857.5	$910.4

The components of ACE's regulatory liability balances at December 31, 2006 and 2005 are as follows:

	2006	2005
	(Millions of dollars)	
Excess depreciation reserve	$105.8	$121.7
Deferred energy supply costs	164.9	40.9
Asset retirement obligation	63.2	-
Regulatory liability for Federal and New Jersey tax benefit and other	41.1	43.7
Gain from sale of Keystone and Conemaugh	48.4	-
Total regulatory liabilities	$423.4	$206.3
Less: B.L. England regulatory liabilities associated with B.L. England regulatory assets held for sale	63.2	-
Total regulatory liabilities per balance sheet	$360.2	$206.3

A description for each category of regulatory assets and regulatory liabilities follows:

Securitized Stranded Costs: Represents stranded costs associated with a non-utility generator contract termination payment and the discontinuance of the application of SFAS No. 71 for ACE's electricity generation business. The recovery of these stranded costs has been securitized through the issuance of transition bonds by Atlantic City Electric Transition Funding LLC (ACE Funding) (Transition Bonds). A customer surcharge is collected by ACE to fund principal and interest payments on the Transition Bonds. The stranded costs are amortized over the life of the Transition Bonds, which mature between 2010 and 2023.

Deferred Energy Supply Costs: The regulatory liability balances of $164.9 and $40.9 for the years ended December 31, 2006 and 2005, respectively, primarily represent deferred costs relating to a net over-recovery by ACE connected with the provision of BGS and other restructuring related costs incurred by ACE. This deferral received a return and is being recovered over 8 years, beginning in 2007.

Deferred Recoverable Income Taxes: Represents a receivable from our customers for tax benefits ACE has previously flowed through before the company was ordered to provide deferred income taxes. As the temporary differences between the financial statement and tax basis of assets reverse, the deferred recoverable balances are reversed. There is no return on these deferrals.

Deferred Debt Extinguishment Costs: Represents the costs of debt extinguishment for which recovery through regulated utility rates is considered probable and, if approved, will be amortized to interest expense during the authorized rate recovery period. A return is received on these deferrals.

Deferred Other Postretirement Benefit Costs: Represents the non-cash portion of other postretirement benefit costs deferred by ACE during 1993 through 1997. This cost is being recovered over a 15-year period that began on January 1, 1998. There is no return on this deferral.

Unrecovered Purchased Power Contract Costs: Represents deferred costs related to purchase power contracts at ACE, which are being recovered from July 1994 through May 2014 and which earn a return.

Asset Retirement Obligation: During the first quarter of 2006, ACE recorded an asset retirement obligation of $60 million for B.L. England plant demolition and environmental remediation costs. Amortization of the liability is over a two-year period amortized quarterly. The cumulative amortization of $33.0 million at December 31, 2006, is recorded as a regulatory asset -- "Asset Retirement Cost." As discussed in Note (11) Commitments and Contingencies, on February 8, 2007, ACE completed the sale of the B.L. England generating facility.

Other: Represents miscellaneous regulatory assets that generally are being amortized over 1 to 20 years and generally do not receive a return.

Excess Depreciation Reserve: The excess depreciation reserve was recorded as part of a New Jersey rate case settlement. This excess reserve is the result of a change in estimated depreciable lives and a change in depreciation technique from remaining life to whole life. The excess is being amortized over an 8.25 year period, which began in June 2005.

Regulatory Liability for Federal and New Jersey Tax Benefit and Other: Securitized stranded costs include a portion of stranded costs attributable to the future tax benefit expected to be realized when the higher tax basis of the generating plants is deducted for New Jersey state income tax purposes as well as the future benefit to be realized through the reversal of federal excess deferred taxes. To account for the possibility that these tax benefits may be given to ACE's regulated electricity delivery customers through lower rates in the future, ACE established a regulatory liability. The regulatory liability related to federal excess deferred taxes will remain on ACE's Consolidated Balance Sheets until such time as the Internal Revenue Service issues its final regulations with respect to normalization of these federal excess deferred taxes.

Gain from Sale of Keystone and Conemaugh: On September 1, 2006, ACE completed the sale of its interests in the Keystone and Conemaugh generating facilities to Duquesne Light Holdings Inc. for approximately $177.0 million, which was subsequently decreased by $1.6 million based on a post-closing 60-day true-up for applicable items not known at the time of the closing. The total gain recognized on this sale, net of adjustments, came to $131.4 million. Approximately $81.3 million of the net gain from the sale has been used to offset the remaining regulatory asset balance, which ACE has been recovering in rates, and approximately $49.8 million of the net gain is being returned to ratepayers over a 33-month period as a credit on their bills, which began during the October 2006 billing period. The balance to be repaid to customers is $48.4 million as of December 31, 2006.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market funds, and commercial paper with original maturities of three months or less. Additionally, deposits in PHI's "money pool," which ACE and certain other PHI subsidiaries use to manage short-term cash management requirements, are considered cash equivalents. Deposits in the money pool are guaranteed by PHI. PHI deposits funds in the money pool to the extent that the pool has insufficient funds to meet the needs of its participants, which may require PHI to borrow funds for deposit from external sources. Deposits in the PHI money pool were zero and $4.0 million at December 31, 2006, and 2005, respectively.

Restricted Cash

Restricted cash represents cash either held as collateral or pledged as collateral, and is restricted from use for general corporate purposes.

Capitalized Interest and Allowance for Funds Used During Construction

In accordance with the provisions of SFAS No. 71, utilities can capitalize as Allowance for Funds Used During Construction (AFUDC) the capital costs of financing the construction of plant and equipment. The debt portion of AFUDC is recorded as a reduction of "interest expense" and the equity portion of AFUDC is credited to "other income" in the accompanying Consolidated Statements of Earnings.

ACE recorded AFUDC for borrowed funds of $.8 million, $.8 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

ACE recorded amounts for the equity component of AFUDC of $.7 million, $1.6 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Amortization of Debt Issuance and Reacquisition Costs

The amortization of debt discount, premium, and expense, including deferred debt extinguishment costs associated with the regulated electric businesses, is included in interest expense.

Emission Allowances

Emission allowances for sulfur dioxide (SO_2) and nitrous oxide (NO_x) are allocated to generation owners by the U.S. Environmental Protection Agency (EPA) based on Federal programs designed to regulate the emissions from power plants. The EPA allotments have no cost basis to the generation owners. Depending on the run-time of a generator in a given year, and other pollution controls it may have, the unit may need additional allowances above its allocation, or it may have excess allowances that it does not need. Allowances are traded among companies in an over-the-counter market, which allows companies to purchase additional allowances to avoid incurring penalties for noncompliance with applicable emissions standards or to sell excess allowances.

ACE accounts for emission allowances as inventory in the balance sheet line item "Fuel, materials and supplies - at average cost." Allowances from EPA allocation are added to current inventory each year at a zero basis. Additional purchased allowances are recorded at cost. Allowances sold or consumed at

31

the power plants are expensed at a weighted-average cost. This cost tends to be relatively low due to the zero-basis allowances. At December 31, 2006 and 2005, the book value of emission allowances was $.4 million and $1.8 million, respectively. ACE has established a committee to ensure its plants are in compliance with emissions regulations and that its power plants have the required number of allowances on hand.

Income Taxes

ACE, as an indirect subsidiary of PHI, is included in the consolidated Federal income tax return of Pepco Holdings. Federal income taxes are allocated to ACE based upon the taxable income or loss amounts, determined on a separate return basis.

The consolidated financial statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on ACE's state income tax returns and the amount of Federal income tax allocated from PHI.

Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax basis of existing assets and liabilities, and are measured using presently enacted tax rates. The portion of ACE's deferred tax liability applicable to its utility operations that has not been recovered from utility customers represents income taxes recoverable in the future and is included in "regulatory assets" on the Consolidated Balance Sheets. For additional information, see the discussion under "Regulation of Power Delivery Operations" above.

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits from utility plant purchased in prior years are reported on the Consolidated Balance Sheets as "Investment tax credits." These investment tax credits are being amortized to income over the useful lives of the related utility plant.

Pension and Other Postretirement Benefit Plans

Pepco Holdings sponsors a retirement plan that covers substantially all employees of ACE (the PHI Retirement Plan) and certain employees of other Pepco Holdings subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executives and key employees through nonqualified retirement plans and provides certain postretirement health care and life insurance benefits for eligible retired employees.

The PHI Retirement Plan is accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and its other postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Pepco Holdings' financial statement disclosures were prepared in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). SFAS No. 158 requires that companies recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on the balance sheet.

Recognizing the funded status of the company's benefit plans as a net liability or asset will require an offsetting adjustment to accumulated other comprehensive income in shareholders' equity or will be deferred as a regulatory asset or liability if probable of recovery in rates under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 158 does not change how pension and other postretirement benefits are accounted for and reported in the income statement.

ACE participates in benefit plans sponsored by Pepco Holdings and as such, the provisions of SFAS No. 158 do not have an impact on its financial condition and cash flows.

Long-Lived Asset Impairment Evaluation

ACE is required to evaluate certain long-lived assets (for example, generating property and equipment and real estate) to determine if they are impaired when certain conditions exist. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," provides the accounting for impairments of long-lived assets and indicates that companies are required to test long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Examples of such events or changes include a significant decrease in the market price of a long-lived asset or a significant adverse change in the manner an asset is being used or its physical condition. For long-lived assets that are expected to be held and used, SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of an asset is not recoverable and exceeds its fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The carrying value of property, plant and equipment is evaluated for impairment whenever circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144. Upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation.

The annual provision for depreciation on electric property, plant and equipment is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, less salvage and other recoveries. Property, plant and equipment other than electric facilities is generally depreciated on a straight-line basis over the useful lives of the assets. The system-wide composite depreciation rates for 2006, 2005 and 2004 for ACE's transmission and distribution system property were 2.9%, 3.1% and 3.5%, respectively, and for its generation system property were .3%, 2.4%, and 2.3%, respectively.

Accounts Receivable and Allowance for Uncollectible Accounts

ACE's accounts receivable balances primarily consist of customer accounts receivable, other accounts receivable, and accrued unbilled revenue. Accrued unbilled revenue represents revenue earned in the current period but not billed to the customer until a future date (usually within one month after the receivable is recorded). ACE uses the allowance method to account for uncollectible accounts receivable.

FIN 46R, "Consolidation of Variable Interest Entities"

ACE has power purchase agreements (PPAs) with a number of entities, including three contracts between unaffiliated non-utility generators (NUGs) and ACE. Due to a variable element in the pricing structure of the NUGs, ACE potentially assumes the variability in the operations of the plants related to these PPAs and, therefore, has a variable interest in the entities. In accordance with the provisions of FIN 46R, ACE continued, during 2006, to conduct exhaustive efforts to obtain information from these entities, but was unable to obtain sufficient information to conduct the analysis required under FIN 46R to determine whether these three entities were variable interest entities or if ACE was the primary beneficiary. As a result, ACE has applied the scope exemption from the application of FIN 46R for enterprises that have conducted exhaustive efforts to obtain the necessary information, but have not been able to obtain such information.

Net power purchase activities with the counterparties to the NUGs for the years ended December 31, 2006, 2005 and 2004, were approximately $324 million, $327 million and $265 million, respectively, of which $288 million, $289 million and $236 million, respectively, related to power purchases under the NUGs. ACE does not have exposure to loss under the PPA agreements since cost recovery will be achieved from its customers through regulated rates.

Prepaid Expenses and Other

The prepaid expenses and other balance primarily consists of prepayments and the current portion of deferred income tax assets.

Other Non-Current Assets

The other assets balance principally consists of deferred compensation trust assets and unamortized debt expense.

Other Current Liabilities

The other current liability balance principally consists of customer deposits, accrued vacation liability and other miscellaneous liabilities.

Other Deferred Credits

The other deferred credits balance principally consists of miscellaneous deferred liabilities.

Dividend Restrictions

In addition to its future financial performance, the ability of ACE to pay dividends is subject to limits imposed by: (i) state corporate and regulatory laws, which impose limitations on the funds that can be used to pay dividends and, in the case of regulatory laws, may require the prior approval of ACE's utility regulatory commission before dividends can be paid; (ii) the prior rights of holders of existing and future preferred stock, mortgage bonds and other long-term debt issued by ACE and any other restrictions imposed in connection with the incurrence of liabilities; and (iii) certain provisions of the charter of ACE, which impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. ACE had approximately $97.9 million and $106.0 million of restricted retained earnings at December 31, 2006 and 2005, respectively.

Accounting for Planned Major Maintenance Activities

In accordance with FASB Staff Position (FSP), American Institute of Certified Public Accountants Industry Audit Guide, Audits of Airlines--"Accounting for Planned Major Maintenance Activities" (FSP AUG AIR-1), the costs associated with planned major maintenance activities related to generation facilities are accounted for on an as incurred basis.

Discontinued Operations

Discontinued operations are identified and accounted for in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For information regarding ACE's discontinued operations refer to Note (13), "Discontinued Operations," herein.

Reclassifications

Certain prior year amounts have been reclassified in order to conform to current year presentation.

New Accounting Standards

EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty"

In September 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" (EITF 04-13), which addresses circumstances under which two or more exchange transactions involving inventory with the same counterparty should be viewed as a single exchange transaction for the purposes of evaluating the effect of Accounting Principles Board Opinion 29, "Accounting for Nonmonetary Transactions." EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006.

ACE implemented EITF 04-13 on April 1, 2006. The implementation did not have a material impact on ACE's overall financial condition, results of operations, or cash flows for the second quarter of 2006.

FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)"

In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R), (FSP FIN 46(R)-6)" which provides guidance on how to determine the variability to be considered in applying FIN 46(R), "Consolidation of Variable Interest Entities."

The guidance in FSP FIN 46(R)-6 is applicable prospectively beginning the first day of the first reporting period beginning after June 15, 2006.

ACE started applying the guidance in FSP FIN 46(R)-6 to new and modified arrangements effective July 1, 2006.

EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions"

On June 28, 2006, the FASB ratified EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions" (EITF 06-3). EITF 06-3 provides guidance on an entity's disclosure of its accounting policy regarding the gross or net presentation of certain taxes and provides that if taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of EITF 06-3 are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity's activities over a period of time are not within the scope of EITF 06-3. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006 (March 31, 2007 for ACE) although earlier application is permitted.

ACE does not anticipate that the adoption of EITF 06-3 will materially impact its disclosure requirements.

FIN 48, "Accounting for Uncertainty in Income Taxes"

On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the criteria for recognition of tax benefits in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained prior to recording the related tax benefit in the financial statements. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective the first fiscal year beginning after December 15, 2006 (year ending December 31, 2007 for ACE). ACE is in the process of evaluating the impact of FIN 48, but does not believe it will have a material impact on its financial condition, results of operations, and cash flow.

SFAS No. 157, "Fair Value Measurements"

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of this Statement will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (year ending December 31, 2008 for ACE).

ACE is currently in the process of evaluating the impact of SFAS No. 157 on its financial condition, results of operations and cash flows.

FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities"

On September 8, 2006, the FASB issued FSP AUG AIR-1, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. FSP AUG AIR-1 is effective the first fiscal year beginning after December 15, 2006 (year ending December 31, 2007 for ACE).

ACE does not believe that the implementation of FSP AUG AIR-1 will have a material impact on its financial condition, results of operations and cash flows.

"Staff Accounting Bulletin No. 108"

On September 13, 2006, the SEC issued SAB No. 108 (SAB 108) which expresses the SEC staff's views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements by quantifying an error using both the rollover and iron curtain approaches and by evaluating the error measured under each approach. Under SAB 108, a registrant's financial statements would require adjustment when either approach results in a material misstatement, after considering all relevant quantitative and qualitative factors. Further, the SEC believes that a registrant's materiality assessment of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure. SAB 108 is effective for fiscal years ending on or after November 15, 2006.

ACE implemented the guidance provided in SAB 108 during the year ended December 31, 2006.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115"

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS No. 159) which permits entities to choose to elect to measure eligible financial instruments at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of SFAS No. 159 will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

SFAS No.159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards.

SFAS No. 159 applies to fiscal years beginning after November 15, 2007 (year ending December 31, 2008 for ACE), with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). ACE is in the process of evaluating the impact of SFAS No. 159 on its financial condition, results of operations and cash flows.

(3) SEGMENT INFORMATION

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ACE has one segment, its regulated utility business.

(4) LEASING ACTIVITIES

ACE leases other types of property and equipment for use in its operations. Amounts charged to operating expenses for these leases were $9.6 million in 2006, $11.0 million in 2005, and $11.7 million in 2004. Future minimum rental payments for all non-cancelable lease agreements are less than $10 million per year for each of the next five years.

(5) **PROPERTY, PLANT AND EQUIPMENT**

Property, plant and equipment is comprised of the following:

At December 31, 2006	Original Cost	Accumulated Depreciation	Net Book Value
		(Millions of dollars)	
Generation	$ 80.5	$ 39.5	$ 41.0
Distribution	1,188.1	359.3	828.8
Transmission	516.7	171.3	345.4
Construction work in progress	71.4	-	71.4
Non-operating and other property	156.6	59.7	96.9
Total	$2,013.3	$629.8	$1,383.5
Less: B.L. England assets held for sale	70.4	30.7	39.7
Total	$1,942.9	$599.1	$1,343.8
At December 31, 2005			
Generation	$ 77.4	$ 29.4	$ 48.0
Distribution	1,090.0	313.5	776.5
Transmission	534.4	188.3	346.1
Construction work in progress	56.8	-	56.8
Non-operating and other property	157.0	54.1	102.9
Total	$1,915.6	$585.3	$1,330.3

The balances of all property, plant and equipment, which is primarily electric transmission and distribution property, are stated at original cost. Utility plant is generally subject to a first mortgage lien.

<u>Jointly Owned Plant</u>

ACE's Consolidated Balance Sheet includes its proportionate share of assets and liabilities related to jointly owned plant. ACE has ownership interests in transmission facilities, and other facilities in which various parties have ownership interests. ACE's proportionate share of operating and maintenance expenses of the jointly owned plant is included in the corresponding expenses in ACE's Consolidated Statements of Earnings. ACE is responsible for providing its share of financing for the jointly owned facilities. Information with respect to ACE's share of jointly owned plant as of December 31, 2006 is shown below.

Jointly Owned Plant	Ownership Share	Plant in Service	Accumulated Depreciation	Construction Work in Progress
			(Millions of dollars)	
Transmission Facilities	Various	$24.9	$14.6	$ -
Other Facilities	Various	1.1	.4	-
Total		$26.0	$15.0	$ -

Asset Sales

As discussed in Note (13), Discontinued Operations, on September 1, 2006, ACE completed the sale of its interests in the Keystone and Conemaugh generating facilities for approximately $177.0 million, which was subsequently decreased by $1.6 million based on a post-closing 60-day true-up for applicable items not known at the time of closing.

Additionally, on February 8, 2007, ACE completed the sale of the B.L. England generating facility for a price of $9.0 million, subject to adjustment.

(6) PENSIONS AND OTHER POSTRETIREMENT BENEFITS

ACE accounts for its participation in the Pepco Holdings benefit plans as participation in a multi-employer plan. For 2006, 2005, and 2004, ACE's allocated share of the pension and other postretirement net periodic benefit cost incurred by Pepco Holdings was approximately $14.3 million, $16.9 million, and $17.6 million, respectively. In 2006 and 2005, ACE contributed zero and $60 million, respectively to the Retirement Plan, and $6.6 million and $7.0 million, respectively to other postretirement benefit plans. At December 31, 2006 and 2005, ACE's prepaid pension expense of $11.7 million and $8.0 million, and other postretirement benefit obligation of $27.1 million and $46.4 million, effectively represent assets and benefit obligations resulting from ACE's participation in the Pepco Holdings benefit plan.

(7) LONG-TERM DEBT

Long-term debt outstanding as of December 31, 2006 and 2005 is presented below.

Type of Debt	Interest Rates	Maturity	2006	2005
			(Millions of dollars)	
First Mortgage Bonds:				
	6.18%-7.15%	2006-2008	$ 51.0	$116.0
	7.25%-7.63%	2010-2014	8.0	8.0
	6.63%	2013	68.6	68.6
	7.68%	2015-2016	17.0	17.0
	6.80% (a)	2021	38.9	38.9
	5.60% (a)	2025	4.0	4.0
	Variable (a)(b)	2029	54.7	54.7
	5.80% (a)(b)	2034	120.0	120.0
	5.80% (a)(b)	2036	105.0	-
			467.2	427.2
Medium-Term Notes (unsecured)	7.52%	2007	15.0	15.0
Total long-term debt			482.2	442.2
Net unamortized discount			(.5)	(.5)
Current maturities of long-term debt			(16.0)	(65.0)
Total net long-term debt			$465.7	$376.7
Transition Bonds				
ACE Funding:				
	2.89%	2010	$ 34.5	$ 55.2
	2.89%	2011	23.0	31.3
	4.21%	2013	66.0	66.0
	4.46%	2016	52.0	52.0
	4.91%	2017	118.0	118.0
	5.05%	2020	54.0	54.0
	5.55%	2023	147.0	147.0
			494.5	523.5
Net unamortized discount			(.2)	(.2)
Current maturities of long-term debt			(29.9)	(29.0)
Total net long-term Transition Bonds				
issued by ACE Funding			$464.4	$494.3

(a)   Represents a series of First Mortgage Bonds issued by ACE as collateral for an outstanding series of senior notes or tax-exempt bonds issued by or for the benefit of ACE. The maturity date, optional and mandatory prepayment provisions, if any, interest rate, and interest payment dates on each series of senior notes or tax-exempt bonds are identical to the terms of the collateral First Mortgage Bonds by which it is secured. Payments of principal and interest on a series of senior notes or tax-exempt bonds satisfy the corresponding payment obligations on the related series of collateral First Mortgage Bonds. Because each series of senior notes and tax-exempt bonds and the series of collateral First Mortgage Bonds securing that series of senior notes or tax-exempt bonds effectively represents a single financial obligation, the senior notes and the tax-exempt bonds are not separately shown on the table.

(b)   Represents a series of First Mortgage Bonds issued by the indicated company as collateral for an outstanding series of senior notes that will, at such time as there are no First Mortgage Bonds of the issuing company outstanding (other than collateral First Mortgage Bonds securing payment of senior notes), cease to secure the corresponding series of senior notes and will be cancelled.

The outstanding First Mortgage Bonds issued by ACE are secured by a lien on substantially all of ACE's property, plant and equipment.

ACE Funding was established in 2001 solely for the purpose of securitizing authorized portions of ACE's recoverable stranded costs through the issuance and sale of Transition Bonds. The proceeds of the sale of each series of Transition Bonds have been transferred to ACE in exchange for the transfer by ACE to ACE Funding of the right to collect a non-bypassable transition bond charge from ACE customers pursuant to bondable stranded costs rate orders issued by the NJBPU in an amount sufficient to fund the principal and interest payments on the Transition Bonds and related taxes, expenses and fees (Bondable Transition Property). The assets of ACE Funding, including the Bondable Transition Property, and the Transition Bond charges collected from ACE's customers are not available to creditors of ACE. The Transition Bonds are obligations of ACE Funding and are non-recourse to ACE.

The aggregate principal amount of long-term debt including Transition Bonds outstanding at December 31, 2006, that will mature in each of 2007 through 2011 and thereafter is as follows: 2007-$45.9 million; 2008-$81.0 million; 2009-$32.2 million; 2010-$34.7 million; 2011-$35.4 million; and thereafter $747.4 million.

ACE's long-term debt is subject to certain covenants. ACE is in compliance with all requirements.

SHORT-TERM DEBT

ACE has traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes, and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs, but may also be used to temporarily fund long-term capital requirements. A detail of the components of ACE's short-term debt at December 31, 2006 and 2005 is as follows.

	2006	2005
	(Millions of dollars)	
Commercial paper	$ 1.2	$ -
Variable rate demand bonds	22.6	22.6
Total	$23.8	$22.6

Commercial Paper

ACE maintains an ongoing commercial paper program of up to $250 million. The commercial paper notes can be issued with maturities up to 270 days from the date of issue. The commercial paper program is backed by a $500 million credit facility, described below under the heading "Credit Facility," shared with Potomac Electric Power Company (Pepco) and Delmarva Power & Light Company (DPL).

ACE had $1.2 million of commercial paper outstanding at December 31, 2006 and no commercial paper outstanding at December 31, 2005. The weighted average interest rate for commercial paper issued during 2006 was 4.79%. The weighted average maturity for commercial paper issued during 2006 was four days.

Variable Rate Demand Bonds

Variable Rate Demand Bonds ("VRDB") are subject to repayment on the demand of the holders and for this reason are accounted for as short-term debt in accordance with GAAP. However, bonds submitted for purchase are remarketed by a remarketing agent on a best efforts basis. ACE expects the bonds submitted for purchase will continue to be remarketed successfully due to the credit worthiness of the company and because the remarketing resets the interest rate to the then-current market rate. The company also may utilize one of the fixed rate/fixed term conversion options of the bonds to establish a maturity which corresponds to the date of final maturity of the bonds. On this basis, ACE views VRDBs as a source of long-term financing. The VRDB outstanding in 2006 and 2005 mature in 2014 ($18.2 million) and 2017 ($4.4 million). The weighted average interest rate for VRDB was 3.39% and 2.47% during 2006 and 2005 respectively.

Credit Facility

In April 2006, Pepco Holdings, Pepco, DPL and ACE extended their five-year credit agreement for one additional year from 2010 to 2011. The aggregate borrowing limit under the facility is $1.2 billion and the facility commitment expiration date is May 5, 2011. Pepco Holdings' credit limit under this agreement is $700 million. The credit limit of each of Pepco, DPL and ACE is the lower of $300 million and the maximum amount of debt the company is permitted to have outstanding by its regulatory authorities, except that the aggregate amount of credit used by Pepco, DPL and ACE at any given time under the agreement may not exceed $500 million. Under the terms of the credit agreement, the companies are entitled to request increases in the principal amount of available credit up to an aggregate increase of $300 million, with any such increase proportionately increasing the credit limit of each of the respective borrowers and the $300 million sublimits for each of Pepco, DPL and ACE. The interest rate payable by the respective companies on utilized funds is determined by a pricing schedule with rates corresponding to the credit rating of the borrower. Any indebtedness incurred under the credit agreement would be unsecured.

The credit agreement is intended to serve primarily as a source of liquidity to support the commercial paper programs of the respective companies. The companies also are permitted to use the facility to borrow funds for general corporate purposes and issue letters of credit. In order for a borrower to use the facility, certain representations and warranties made by the borrower at the time the credit agreement was entered into also must be true at the time the facility is utilized, and the borrower must be in compliance with specified covenants, including the financial covenant described below. However, a material adverse change in the borrower's business, property, and results of operations or financial condition subsequent to the entry into the credit agreement is not a condition to the availability of credit under the facility. Among the covenants contained in the credit agreement are (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, (ii) a restriction on sales or other dispositions of assets, other than sales and dispositions permitted by the credit agreement, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than liens permitted by the credit agreement. The failure to satisfy any of the covenants or the occurrence of specified events that constitute an event of default could result in the acceleration of the repayment obligations of the borrower. The events of default include (i) the failure of any borrowing company or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against any borrowing company or its significant subsidiaries, and (iii) a change in control (as defined in the credit agreement) of Pepco Holdings or the failure of Pepco Holdings to own all of the voting stock of Pepco, DPL and ACE. The agreement does not include any ratings triggers. There were no balances outstanding at December 31, 2006 and 2005.

(8) **INCOME TAXES**

ACE, as an indirect subsidiary of PHI, is included in the consolidated Federal income tax return of PHI. Federal income taxes are allocated to ACE pursuant to a written tax sharing agreement that was approved by the Securities and Exchange Commission in connection with the establishment of PHI as a holding company as part of Pepco's acquisition of Conectiv on August 1, 2002. Under this tax sharing agreement, PHI's consolidated Federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss.

The provision for consolidated income taxes, reconciliation of consolidated income tax expense, and components of consolidated deferred income tax liabilities (assets) are shown below.

Provision for Consolidated Income Taxes

	For the Year Ended December 31,		
	2006	2005	2004
	(Millions of dollars)		
Operations			
Current Tax Expense			
Federal	$20.9	$104.7	$59.9
State and local	11.7	22.7	4.4
Total Current Tax Expense	32.6	127.4	64.3
Deferred Tax Expense (Benefit)			
Federal	3.0	(73.1)	(25.1)
State	(1.2)	(12.1)	6.2
Investment tax credits	(1.4)	(1.0)	(4.7)
Total Deferred Tax Expense (Benefit)	.4	(86.2)	(23.6)
Total Income Tax Expense from Operations	$33.0	$41.2	$40.7
Discontinued Operations			
Deferred Tax Expense			
Federal	1.4	1.6	1.5
State	.4	.5	.4
Total Current Tax on Discontinued Operations	1.8	2.1	1.9
Extraordinary Item			
Deferred Tax Expense			
Federal	-	4.8	-
State and local	-	1.4	-
Total Deferred Tax on Extraordinary Item	-	6.2	-
Total Consolidated Income Tax Expense	$34.8	$49.5	$42.6

Reconciliation of Consolidated Income Tax Expense

		For the Year Ended December 31,					
		2006		2005		2004	
		(Millions of dollars)					
		Amount	Rate	Amount	Rate	Amount	Rate
Income Before Income Taxes, Discontinued Operations and Extraordinary Item	$	93.1		$ 92.3		$ 99.5	
Income tax at federal statutory rate	$	32.6	.35	$ 32.3	.35	$ 34.8	.35
Increases (decreases) resulting from							
Depreciation		.4	-	.5	.01	2.0	.02
Asset removal costs		-	-	-	-	-	-
State income taxes, net of federal effect		6.8	.07	6.8	.07	6.9	.07
Software amortization		-	-	-	-	-	-
Tax credits		(1.4)	(.01)	(1.0)	(.01)	(4.7)	(.05)
Change in estimates related to prior year tax liabilities		(3.5)	(.04)	2.9	.03	(.4)	-
Other, net		(1.9)	(.02)	(.3)	-	2.1	.02
Total Consolidated Income Tax Expense from Operations	$	33.0	.35	$ 41.2	.45	$ 40.7	.41

Components of Consolidated Deferred Income Tax Liabilities (Assets)

| | As of December 31, | |
| | 2006 | 2005 |
	(Millions of dollars)	
Deferred Tax Liabilities (Assets)		
Depreciation and other book to tax basis differences	$482.2	$415.8
Deferred recoverable income taxes	6.3	5.6
Payment for termination of purchased power contracts with NUGs	72.6	77.3
Electric restructuring liabilities	(58.6)	(21.7)
Fuel related	(41.4)	(24.6)
Deferred investment tax credits	(7.5)	(8.2)
Other	(25.2)	(22.1)
Total Deferred Tax Liabilities, net	428.4	422.1
Deferred tax asset included in Other Current Assets	12.6	10.4
Total Consolidated Deferred Tax Liabilities, net - non-current	$441.0	$432.5

The net deferred tax liability represents the tax effect, at presently enacted tax rates, of temporary differences between the financial statement and tax basis of assets and liabilities. The portion of the net deferred tax liability applicable to ACE's operations, which has not been reflected in current service rates, represents income taxes recoverable through future rates, net and is recorded as a regulatory asset on the balance sheet. No valuation allowance for deferred tax assets was required or recorded at December 31, 2006 and 2005.

The Tax Reform Act of 1986 repealed the Investment Tax Credit (ITC) for property placed in service after December 31, 1985, except for certain transition property. ITC previously earned on ACE's property continues to be normalized over the remaining service lives of the related assets.

Taxes Other Than Income Taxes

Taxes other than income taxes for each year are shown below. These amounts relate to the Power Delivery business and are recoverable through rates.

	2006	2005	2004
	(Millions of dollars)		
Gross Receipts/Delivery	$21.1	$20.9	$18.4
Property	2.1	1.5	2.7
Environmental, Use and Other	(.3)	.2	(.7)
Total	$22.9	$22.6	$20.4

(9) PREFERRED STOCK

The preferred stock amounts outstanding as of December 31, 2006 and 2005 are as follows:

		Shares Outstanding		December 31,	
Series	Redemption Price	2006	2005	2006	2005
				(Millions of dollars)	
Redeemable Serial Preferred Stock					
$100 per share par value					
4.00%-5.00%	$100.00-$105.50	62,145	62,145	$6.2	$6.2

(10) FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of ACE's financial instruments at December 31, 2006 and 2005 are shown below.

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)			
Long-term debt	$465.7	$480.6	$376.7	$402.3
Redeemable Serial Preferred Stock	$ 6.2	$ 4.4	$ 6.2	$ 4.4
Transition Bonds issued by ACE Funding	$464.4	$462.3	$494.3	$496.7

The methods and assumptions below were used to estimate, at December 31, 2006 and 2005, the fair value of each class of financial instruments shown above for which it is practicable to estimate a value.

The fair values of the Long-term Debt, which includes First Mortgage Bonds, Medium-Term Notes, and Transition Bonds issued by ACE Funding, excluding amounts due within one year, were derived based on current market prices, or for issues with no market price available, were based on discounted cash flows using current rates for similar issues with similar terms and remaining maturities.

The fair value of the Redeemable Serial Preferred Stock, excluding amounts due within one year, were derived based on quoted market prices or discounted cash flows using current rates of preferred stock with similar terms.

The carrying amounts of all other financial instruments in ACE's accompanying consolidated financial statements approximate fair value.

(11) **COMMITMENTS AND CONTINGENCIES**

REGULATORY AND OTHER MATTERS

Rate Proceeding

On May 15, 2006, ACE updated its FERC-approved formula transmission rates based on its FERC Form 1 data for 2005. This new rate of $14,155 per megawatt per year became effective on June 1, 2006. By operation of the formula rate process, the new rate incorporates true-ups from the 2005 formula rate that was effective June 1, 2005 and the new 2005 customer demand or peak load. Also, beginning in January 2007, the new rates will be applied to 2006 customer demand data, replacing the 2005 demand data that is currently used. This demand component is driven by ACE's prior year peak load. The net earnings impact from the network transmission rate changes year over year (2005 to 2006) is not expected to be material to ACE's overall financial condition, results of operations, or cash flows.

ACE Restructuring Deferral Proceeding

Pursuant to orders issued by the NJBPU under the New Jersey Electric Discount and Energy Competition Act (EDECA), beginning August 1, 1999, ACE was obligated to provide BGS to retail electricity customers in its service territory who did not choose a competitive energy supplier. For the period August 1, 1999 through July 31, 2003, ACE's aggregate costs that it was allowed to recover from customers exceeded its aggregate revenues from supplying BGS. These under-recovered costs were partially offset by a $59.3 million deferred energy cost liability existing as of July 31, 1999 (LEAC Liability) related to ACE's Levelized Energy Adjustment Clause and ACE's Demand Side Management Programs. ACE established a regulatory asset in an amount equal to the balance of under-recovered costs.

In August 2002, ACE filed a petition with the NJBPU for the recovery of approximately $176.4 million in actual and projected deferred costs relating to the provision of BGS and other restructuring related costs incurred by ACE over the four-year period August 1, 1999 through July 31, 2003, net of the $59.3 million offset for the LEAC Liability. The petition also requested that ACE's rates be reset as of August 1, 2003 so that there would be no under-recovery of costs embedded in the rates on or after that date. The increase sought represented an overall 8.4% annual increase in electric rates.

In July 2004, the NJBPU issued a final order in the restructuring deferral proceeding confirming a July 2003 summary order, which (i) permitted ACE to begin collecting a portion of the deferred costs and reset rates to recover on-going costs incurred as a result of EDECA, (ii) approved the recovery of $125 million of the deferred balance over a ten-year amortization period beginning August 1, 2003, (iii) transferred to ACE's then pending base rate case for further consideration approximately $25.4 million of the deferred balance (the base rate case ended in a settlement approved by the NJBPU in May 2005, the result of which is that any net rate impact from the deferral account recoveries and credits in future years will depend in part on whether rates associated with other deferred accounts considered in the case continue to generate over-collections relative to costs), and (iv) estimated the overall deferral balance as of July 31, 2003 at $195 million, of which $44.6 million was disallowed recovery by ACE. Although ACE believes the record does not justify the level of disallowance imposed by the NJBPU in the final order, the $44.6 million of disallowed incurred costs were reserved during the years 1999 through 2003 (primarily 2003) through charges to earnings, primarily in the operating expense line item "deferred electric service costs," with a corresponding reduction in the regulatory asset balance sheet account. In August 2004, ACE filed a notice of appeal with respect to the July 2004 final order with the Appellate Division of the Superior Court of New Jersey (the Appellate Division), which hears appeals of the decisions of New Jersey administrative agencies, including the NJBPU. Briefs in the appeal were also filed by the Division of the New Jersey Ratepayer Advocate and by Cogentrix Energy Inc., the co-owner of two cogeneration power plants with contracts to sell ACE approximately 397 megawatts of electricity, as cross-appellants between August 2005 and January 2006. The Appellate Division has not yet set the schedule for oral argument.

Divestiture Case

In connection with the divestiture by ACE of its nuclear generating assets, the NJBPU in July 2000 preliminarily determined that the amount of stranded costs associated with the divested assets that ACE could recover from ratepayers should be reduced by approximately $94.5 million, representing the amount of the accumulated deferred federal income taxes (ADFIT) associated with the divested nuclear assets. However, due to uncertainty under federal tax law regarding whether the sharing of federal income tax benefits associated with the divested assets, including ADFIT, with ACE's customers would violate the normalization rules, ACE submitted a request to the Internal Revenue Service (IRS) for a Private Letter Ruling (PLR) to clarify the applicable law. The NJBPU has delayed its final determination of the amount of recoverable stranded costs until after the receipt of the PLR.

On May 25, 2006, the IRS issued a PLR in which it stated that returning to ratepayers any of the unamortized ADFIT attributable to accelerated depreciation on the divested assets after the sale of the assets by means of a reduction of the amount of recoverable stranded costs would violate the normalization rules.

On June 9, 2006, ACE submitted a letter to the NJBPU to request that the NJBPU conduct proceedings to finalize the determination of the stranded costs associated with the sale of ACE's nuclear assets in accordance with the PLR. ACE's request remains pending.

ACE Sale of Generating Assets

On September 1, 2006, ACE completed the sale of its interests in the Keystone and Conemaugh generating facilities to Duquesne Light Holdings Inc. for approximately $177.0 million, which was subsequently decreased by $1.6 million based on a post-closing 60-day true-up for applicable items not known at the time of the closing. Approximately $81.3 million of the net gain from the sale has been used to offset the remaining regulatory asset balance, which ACE has been recovering in rates, and approximately $49.8 million of the net gain is being returned to ratepayers over a 33-month period as a credit on their bills, which began with the October 2006 billing month. The balance to be repaid to customers is $48.4 million as of December 31, 2006.

On February 8, 2007, ACE completed the sale of the B.L. England generating facility to RC Cape May Holdings, LLC (RC Cape May), an affiliate of Rockland Capital Energy Investments, LLC, for a price of $9.0 million, after adjustment for, among other things, variances in the value of fuel and material inventories at the time of closing, plant operating capacity, the value of certain benefits for transferred employees and the actual closing date. The purchase price will be further adjusted based on a post-closing 60-day true-up for applicable items not known at the time of the closing. In addition, RC Cape May and ACE have agreed to arbitration concerning whether RC Cape May must pay to ACE, as part of the purchase price, an additional $3.1 million remaining in dispute. RC Cape May also assumed certain liabilities associated with the B.L. England generating station, including substantially all environmental liabilities. This transaction is further described below under the heading "Environmental Litigation."

The sale of B.L. England will not affect the stranded costs associated with the plant that already have been securitized. ACE anticipates that approximately $9 to $10 million of additional regulatory assets related to B.L. England may, subject to NJBPU approval, be eligible for recovery as stranded costs. The emission allowance credits associated with B. L. England will be monetized for the benefit of ACE's ratepayers pursuant to the NJBPU order approving the sale. Net proceeds from the sale of the plant and monetization of the emission allowance credits, which will be determined after the sale upon resolution of certain adjustments, will be credited to ACE's ratepayers in accordance with the requirements of EDECA and NJBPU orders.

Environmental Litigation

ACE is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. ACE may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from customers of the operating utilities, environmental clean-up costs incurred by ACE would be included in its cost of service for ratemaking purposes.

In November 1991, the New Jersey Department of Environmental Protection (NJDEP) identified ACE as a potentially responsible party (PRP) at the Delilah Road Landfill site in Egg Harbor Township, New Jersey. In 1993, ACE, along with other PRPs, signed an administrative consent order (ACO) with NJDEP to remediate the site. The soil cap remedy for the site has been completed and the NJDEP conditionally approved the report submitted by the parties on the implementation of the remedy in January 2003. In March 2004, NJDEP approved a Ground Water Sampling and Analysis Plan. Positive results of groundwater monitoring events have resulted in a reduced level of groundwater monitoring. In August 2006, NJDEP issued a No Further Action Letter (NFA) and Covenant Not to Sue for the site. Among other things, the NFA requires the PRPs to monitor the effectiveness of institutional (deed restriction) and engineering (cap) controls at the site every two years and to continue groundwater monitoring. In March 2003, EPA demanded from the PRP group reimbursement for EPA's past costs at the site, totaling $168,789. The PRP group objected to the demand for certain costs, but agreed to reimburse EPA approximately $19,000. Based on information currently available, ACE anticipates that its share of additional cost associated with this site will be approximately $555,000 to $600,000. ACE believes that its liability for post-remedy operation and maintenance costs will not have a material adverse effect on its financial position, results of operations or cash flows.

On January 24, 2006, PHI, Conectiv and ACE entered into an ACO with NJDEP and the Attorney General of New Jersey resolving (i) New Jersey's claim for alleged violations of the federal Clean Air Act (CAA) and (ii) the NJDEP's concerns regarding ACE's compliance with New Source Review requirements of the CAA and Air Pollution Control Act requirements with respect to the B.L. England generating facility and various other environmental issues relating to ACE and affiliate facilities in New Jersey. See Item 1 "Business -- Environmental Matters -- Air Quality Regulation."

IRS Mixed Service Cost Issue

During 2001, ACE changed its method of accounting with respect to capitalizable construction costs for income tax purposes. The change allowed ACE to accelerate the deduction of certain expenses that were previously capitalized and depreciated. Through December 31, 2005, these accelerated deductions generated incremental tax cash flow benefits of approximately $49 million, primarily attributable to its 2001 tax returns.

On August 2, 2005, the Treasury Department released regulations that, if adopted in their current form, would require DPL to change its method of accounting with respect to capitalizable construction costs for income tax purposes for future tax periods beginning in 2005. Based on those regulations, PHI in its 2005 federal tax return adopted an alternative method of accounting for capitalizable construction costs that management believes will be acceptable to the IRS.

On the same day that the new regulations were released, the IRS issued Revenue Ruling 2005-53, which is intended to limit the ability of certain taxpayers to utilize the method of accounting for income tax purposes they utilized on their tax returns for 2004 and prior years with respect to capitalizable construction costs. In line with this Revenue Ruling, the IRS revenue agent's report for the 2001 and 2002 tax returns disallowed substantially all of the incremental tax benefits that ACE had claimed on those returns by requiring it to capitalize and depreciate certain expenses rather than treat such expenses as current deductions. PHI's protest of the IRS adjustments is among the unresolved audit matters relating to the 2001 and 2002 audits pending before the Appeals Office.

In February 2006, PHI paid approximately $121 million of taxes to cover the amount of taxes that management estimated to be payable based on the method of tax accounting that PHI, pursuant to the proposed regulations, has adopted on its 2005 tax return. However, if the IRS is successful in requiring ACE to capitalize and depreciate construction costs that result in a tax and interest assessment greater than management's estimate of $121 million, PHI will be required to pay additional taxes and interest only to the extent these adjustments exceed the $121 million payment made in February 2006.

Contractual Obligations

As of December 31, 2006, ACE's contractual obligations under non-derivative fuel and power purchase contracts (excluding BGS supplier load commitments) were $287.6 million in 2007, $556.4 million in 2008 to 2009, $499.9 million in 2010 to 2011, and $2,750.9 million in 2012 and thereafter.

(12) RELATED PARTY TRANSACTIONS

PHI Service Company provides various administrative and professional services to PHI and its regulated and unregulated subsidiaries including ACE. The cost of these services is allocated in accordance with cost allocation methodologies set forth in the service agreement using a variety of factors, including the subsidiaries' share of employees, operating expenses, assets, and other cost causal methods. These intercompany transactions are eliminated by PHI in consolidation and no profit results from these transactions at PHI. PHI Service Company costs directly charged or allocated to ACE for the years ended December 31, 2006, 2005 and 2004 were $79.3 million, $82.2 million and $86.3 million, respectively.

In addition to the PHI Service Company charges described above, ACE's financial statements include the following related party transactions in its Consolidated Statements of Earnings:

	For the Year Ended December 31,		
	2006	2005	2004
(Expense) Income	(Millions of dollars)		
Purchased power from Conectiv Energy Supply (a)	$(89.0)	$(85.8)	$(41.6)
Meter reading services provided by Millennium Account Services LLC (b)	(3.8)	(3.7)	(3.7)

(a)   Included in fuel and purchased energy.
(b)   Included in other operation and maintenance.

  As of December 31, 2006 and 2005, ACE had the following balances due (to)/from related parties:

	2006	2005
Asset (Liability)	(Millions of dollars)	
Receivable from Related Party (current)		
PHI Parent	$ 8.4	$ -
Payable to Related Party (current)		
PHI Service Company	(28.7)	(7.2)
Conectiv Energy Supply	(6.3)	(30.9)
PHI Parent	-	(.1)
The items listed above are included in the "Accounts payable to associated companies" balance on the Consolidated Balance Sheet of $27.3 million and $38.3 million at December 31, 2006 and 2005, respectively.		
Money Pool Balance with Pepco Holdings (included in cash and cash equivalents)	-	4.0
Money Pool Interest Receivable (included in accounts receivable)	$ -	$ .5

(13) DISCONTINUED OPERATIONS

  As discussed in Note (11), "Commitments and Contingencies," herein, in May 2005, ACE announced that it would auction its electric generation assets, consisting of its ownership interests in the Keystone and Conemaugh generating facilities and its B.L. England generating facility. On September 1, 2006, ACE completed the sale of its interests in the Keystone and Conemaugh generating facilities to Duquesne Light Holdings Inc. for approximately $177.0 million, which was subsequently decreased by $1.6 million based on a post-closing 60-day true-up for applicable items not known at the time of the closing. Approximately $81.3 million of the net gain from the sale has been used to offset the remaining regulatory asset balance, which ACE has been recovering in rates, and approximately $49.8 million of the net gain is being returned to ratepayers over a 33-month period as a credit on their bills, which began during the October 2006 billing period. The balance to be repaid to customers is $48.4 million as of December 31, 2006.

Additionally, on February 8, 2007, ACE completed the sale of the B.L. England generating facility to RC Cape May for a price of $9.0 million, after adjustment for, among other things, variances in the value of fuel and material inventories at the time of closing, plant operating capacity, the value of certain benefits for transferred employees and the actual closing date. The purchase price will be further adjusted based on a post-closing 60-day true-up for applicable items not known at the time of the closing. In addition, RC Cape May and ACE have agreed to arbitration concerning whether RC Cape May must pay to ACE, as part of the purchase price, an additional $3.1 million remaining in dispute. RC Cape May also assumed certain liabilities associated with the B.L. England generating station, including substantially all environmental liabilities. Not included in the sale are certain SO_2 and NOx allowances, including those covered by the ACO entered into by ACE on January 24, 2006, as described above in Item 1 "Business -- Environmental Matters -- Air Quality Regulation." On October 31, 2006, ACE, RC Cape May and NJDEP signed an amendment to the ACO, pursuant to which RC Cape May assumed from ACE, upon closing of the sale, certain obligations under the ACO with respect to the B. L. England facility. In addition, among other conditions, the sale required the entry by RC Cape May into a remediation agreement with NJDEP and NJDEP approval of the transfer of certain environmental permits from ACE to the buyer.

The sale of B.L. England will not affect the stranded costs associated with the plant that already have been securitized. ACE anticipates that approximately $9 million to $10 million of additional regulatory assets related to B.L. England may, subject to NJBPU approval, be eligible for recovery as stranded costs. The emission allowance credits associated with B.L. England will be monetized for the benefit of ACE's ratepayers pursuant to the NJBPU order approving the sale. Net proceeds from the sale of the plant and monetization of the emission allowance credits, which will be determined after the sale upon resolution of certain adjustments, will be credited to ACE's ratepayers in accordance with the requirements of EDECA and NJBPU orders.

B.L. England comprised a significant component of ACE's generation operations and its potential sale required "discontinued operations" presentation under SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," on ACE's Consolidated Statements of Earnings for the years ended December 31, 2006, 2005 and 2004. The operations of Keystone and Conemaugh are also reflected as "discontinued operations" for each period presented. Additionally, B.L. England's assets and liabilities are reflected as "held for sale" on ACE's Consolidated Balance Sheet at December 31, 2006.

The following table summarizes information related to the discontinued operations presentation (millions of dollars):

	2006	2005	2004
Operating Revenue	$113.7	$170.3	$119.9
Income Before Income Tax Expense and Extraordinary Item	$ 4.4	$ 5.2	$ 4.8
Net Income	$ 2.6	$ 3.1	$ 2.9

(14) EXTRAORDINARY ITEMS

On April 19, 2005, ACE, the staff of the NJBPU, the New Jersey Ratepayer Advocate, and active intervenor parties agreed on a settlement in ACE's electric distribution rate case. As a result of this settlement, ACE reversed $15.2 million in accruals related to certain deferred costs that are now deemed recoverable. The after-tax credit to income of $9.0 million is classified as an extraordinary gain in the 2005 financial statements since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

(15) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations, differences between summer and winter rates, and the scheduled downtime and maintenance of electric generating units.

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Millions of dollars)				
Total Operating Revenue	$301.5	$299.0	$479.7	$293.1	$1,373.3
Total Operating Expenses	277.7	256.9	417.8	268.7	1,221.1
Operating Income	23.8	42.1	61.9	24.4	152.2
Other Expenses	(16.6)	(14.6)	(14.2)	(13.7)	(59.1)
Income Before Income Taxes	7.2	27.5	47.7	10.7	93.1
Income Tax Expense	1.7	7.8	18.5	5.0	33.0
Income From Continuing Operations	5.5	19.7	29.2	5.7	60.1
Discontinued Operations, net of tax	.8	.8	.7	.3	2.6
Net Income	6.3	20.5	29.9	6.0	62.7
Dividends on Preferred Stock	.1	.1	.1	-	.3
Earnings Available for Common Stock	$ 6.2	$ 20.4	$ 29.8	$ 6.0	$ 62.4

	2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Millions of dollars)				
Total Operating Revenue	$279.2	$262.9	$480.0	$328.0	$1,350.1
Total Operating Expenses	258.8	231.0	407.8	309.2	1,206.8
Operating Income	20.4	31.9	72.2	18.8	143.3
Other Expenses	(12.3)	(12.6)	(13.3)	(12.8)	(51.0)
Income Before Income Taxes	8.1	19.3	58.9	6.0	92.3
Income Tax Expense	3.5	7.7	26.1 (b)	3.9 (c)	41.2
Income From Continuing Operations	4.6	11.6	32.8	2.1	51.1
Discontinued Operations, net of tax	.7	.7	.9	.8	3.1
Income Before Extraordinary Item	5.3	12.3	33.7	2.9	54.2
Extraordinary Item (a)	9.0	-	-	-	9.0
Net Income	14.3	12.3	33.7	2.9	63.2
Dividends on Preferred Stock	.1	.1	.1	-	.3
Earnings Available for Common Stock	$ 14.2	$ 12.2	$ 33.6	$ 2.9	$ 62.9

NOTE: Sales of electric energy are seasonal and, accordingly, comparisons by quarter within a year are not meaningful.

(a) Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after-tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as an extraordinary gain since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

(b) Includes $1.7 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.

(c) Includes $.3 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.

(16) SUBSEQUENT EVENT

On February 8, 2007, ACE completed the sale of the B.L. England generating facility for a price of $9.0 million, subject to adjustment.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

All of the financial statements of ACE described below are set forth in Item 13:   "Financial Statements and Supplementary Data."

Exhibits

3.01	Restated Certificate of Incorporation (filed in New Jersey August 9, 2002) (included in Exhibit B.8.1 to PHI's Amendment No. 1 to Form U5B, dated February 13, 2003 (File No. 30-00359) and incorporated by reference herein)
3.02	Bylaws (included in Exhibit 3.2.2 to ACE's Form 10-Q, dated May 9, 2005 (File No. 1-03559) and incorporated by reference herein)
4.01	Mortgage and Deed of Trust, dated January 15, 1937, between Atlantic City Electric Company and The Bank of New York (formerly Irving Trust Company) (included in Exhibit 2(a) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(a)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 1, 1949 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(b)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 1, 1950 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)

4.01(c)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1950 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(d)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1952 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(e)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of January 1, 1953 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(f)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1954 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(g)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1955 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(h)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of January 1, 1957 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(i)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 1958 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(j)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 1959 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(k)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1961 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(l)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 1, 1962 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(m)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1963 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(n)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of February 1, 1966 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(o)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 1970 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(p)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 1, 1970 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)

4.01(q)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1971 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(r)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 1972 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(s)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 1, 1973 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(t)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of January 1, 1975 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(u)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1975 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(v)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of December 1, 1976 (included in Exhibit 2(b) to ACE's Registration Statement No. 2-66280, dated December 21, 1979 and incorporated by reference herein)
4.01(w)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of January 1, 1980 (included in Exhibit 4(e) to ACE's Form 10-K, dated March 25, 1981 (File No. 1-03559) and incorporated by reference herein)
4.01(x)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1981 (included in Exhibit 4(a) to ACE's Form 10-Q, dated August 10, 1981 (File No. 1-03559) and incorporated by reference herein)
4.01(y)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1983 (included in Exhibit 4(d) to ACE's Form 10-K, dated March 30, 1984 (File No. 1-03559) and incorporated by reference herein)
4.01(z)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 15, 1984 (included in Exhibit 4(a) to ACE's Form 10-Q, dated May 14, 1984 (File No. 1-03559) and incorporated by reference herein)
4.01(aa)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 15, 1984 (included in Exhibit 4(a) to ACE's Form 10-Q, dated August 13, 1984 (File No. 1-03559) and incorporated by reference herein)
4.01(bb)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of October 1, 1985 (included in Exhibit 4 to ACE's Form 10-Q, dated November 12, 1985 (File No. 1-03559) and incorporated by reference herein)
4.01(cc)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1986 (included in Exhibit 4 to ACE's Form 10-Q, dated May 12, 1986 (File No. 1-03559) and incorporated by reference herein)
4.01(dd)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of July 15, 1987 (included in Exhibit 4(d) to ACE's Form 10-K, dated March 28, 1988 (File No. 1-03559) and incorporated by reference herein)

4.01(ee)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of October 1, 1989 (included in Exhibit 4(a) to ACE's Form 10-Q for quarter ended September 30, 1989 (File No. 1-03559) and incorporated by reference herein)
4.01(ff)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1991 (included in Exhibit 4(d)(1) to ACE's Form 10-K, dated March 28, 1991(File No. 1-03559) and incorporated by reference herein)
4.01(gg)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of May 1, 1992 (included in Exhibit 4(b) to ACE's Registration Statement 33-49279, dated January 6, 1993 and incorporated by reference herein)
4.01(hh)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of January 1, 1993 (included in Exhibit 4.05(hh) to ACE's Registration Statement 333-108861, dated September 17, 2003 and incorporated by reference herein)
4.01(ii)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of August 1, 1993 (included in Exhibit 4(a) to ACE's Form 10-Q, dated November 12, 1993 (File No. 1-03559) and incorporated by reference herein)
4.01(jj)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of September 1, 1993 (included in Exhibit 4(b) to ACE's Form 10-Q, dated November 12, 1993 (File No. 1-03559) and incorporated by reference herein)
4.01(kk)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1993 (included in Exhibit 4(c)(1) to ACE's Form 10-K, dated March 29, 1994 (File No. 1-03559) and incorporated by reference herein)
4.01(ll)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of June 1, 1994 (included in Exhibit 4(a) to ACE's Form 10-Q, dated August 14, 1994 (File No. 1-03559) and incorporated by reference herein)
4.01(mm)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of October 1, 1994 (included in Exhibit 4(a) to ACE's Form 10-Q, dated November 14, 1994 (File No. 1-03559) and incorporated by reference herein)
4.01(nn)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of November 1, 1994 (included in Exhibit 4(c)(1) to ACE's Form 10-K, dated March 21, 1995 (File No. 1-03559) and incorporated by reference herein)
4.01(oo)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 1, 1997 (included in Exhibit 4(b) to ACE's Form 8-K, dated March 24, 1997 (File No. 1-03559) and incorporated by reference herein)
4.01(pp)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of April 1, 2004 (included in Exhibit 4.3 to ACE's Form 8-K, dated April 6, 2004 (File No. 1-03559) and incorporated by reference herein)
4.01(qq)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of August 10, 2004 (included in Exhibit 4 to ACE's Form 10-Q, dated November 8, 2004 (File No. 1-03559) and incorporated by reference herein)
4.01(rr)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust, dated as of March 8, 2006 (included in Exhibit 4 to ACE's Form 8-K, dated March 17, 2006 (File No. 1-03559) and incorporated by reference herein)

4.02	Indenture dated as of March 1, 1997 between ACE and The Bank of New York (included in Exhibit 4(e) to ACE's Form 8-K, dated March 24, 1997 (File No. 1-03559) and incorporated by reference herein)
4.03	Senior Note Indenture, dated as of April 1, 2004, with The Bank of New York, as trustee (included in Exhibit 4.2 to ACE's Form 8-K, dated April 6, 2004 (File No. 1-03559) and incorporated by reference herein)
4.04	Indenture dated as of December 19, 2002 between Atlantic City Electric Transition Funding LLC (ACE Funding) and The Bank of New York (included in Exhibit 4.1 to ACE Funding's Form 8-K, dated December 23, 2002 (File No. 333-59558) and incorporated by reference herein)
4.05	2002-1 Series Supplement dated as of December 19, 2002 between ACE Funding and The Bank of New York (included in Exhibit 4.2 to ACE Funding's Form 8-K, dated December 23, 2002 (File No. 333-59558) and incorporated by reference herein)
4.06	2003-1 Series Supplement dated as of December 23, 2003 between ACE Funding and The Bank of New York (included in Exhibit 4.2 to ACE Funding's Form 8-K, dated December 23, 2003 (File No. 333-59558) and incorporated by reference herein)
10.01	Bondable Transition Property Sale Agreement between ACE Funding and ACE dated as of December 19, 2002 (included in Exhibit 10.1 to ACE Funding's Form 8-K, dated December 23, 2002 (File No. 333-59558) and incorporated by reference herein)
10.02	Bondable Transition Property Servicing Agreement between ACE Funding and ACE dated as of December 19, 2002 (included in Exhibit 10.2 to ACE Funding's Form 8-K, dated December 23, 2002 (File No. 333-59558) and incorporated by reference herein)
10.03	Credit Agreement dated May 5, 2005 between PHI, Potomac Electric Power Company, Delmarva Power & Light Company and ACE and the lenders named therein (included in Exhibit 10.1 to ACE's Form 10-Q, dated May 9, 2005 (File No. 1-03559) and incorporated by reference herein)
10.04	First Amendment dated April 11, 2006, to Credit Agreement between PHI, Potomac Electric Power Company, Delmarva Power & Light Company and ACE and the lenders named therein (included as Exhibit 10 to ACE's Form 10-Q, dated May 5, 2006 (File No. 1-03559) and incorporated by reference herein)
10.05	Purchase and Sale Agreement, dated as of November 14, 2005, by and between Atlantic City Electric Company and Duquesne Light Holdings, Inc. (included in Exhibit 2.1 to ACE's Form 8-K, dated November 16, 2005 (File No. 1-03559) and incorporated by reference herein)
12.01	Statement of computation of ratio of earnings to fixed charges (included in Exhibit 12.4 to ACE's Form 10-K, dated March 1, 2007 (File No. 1-03559) and incorporated by reference herein)

Certain instruments defining the rights of the holders of long-term debt of ACE (including medium-term notes, unsecured notes, senior notes and tax-exempt financing instruments) have not been filed as exhibits in accordance with Regulation S-K Item 601(b)(4)(iii) because such instruments do not authorize securities in an amount which exceeds 10% of the total assets of ACE on a consolidated basis.

ACE agrees to furnish to the Securities and Exchange Commission upon request a copy of any such exhibit omitted by it.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY

By: /s/ ELLEN SHERIFF ROGERS
           Name: Ellen Sheriff Rogers
           Title: Secretary

Date: April 16, 2007